As Filed with the Securities and Exchange Commission on April 30, 2001
                                               File Nos. 333-59185 and 811-08873

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-1A
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [ X ]
                         Pre-Effective Amendment No. [ ]
                      Post Effective Amendment No. 6 [ X ]

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [ X ]
                              Amendment No. 7 [ X ]

                  AMERICAN FIDELITY DUAL STRATEGY FUND, INC.(R)
               (Exact Name of Registrant as Specified in Charter)

           2000 N. CLASSEN BOULEVARD
         OKLAHOMA CITY, OKLAHOMA 73106        Registrant's Telephone Number,
   (Address of Principal Executive Offices)   including Area Code:(405) 523-2000



          Stephen P. Garrett                             Copies to:
         Senior Vice President                     Jerry A. Warren, Esq.
      Law and Government Affairs                       McAfee & Taft
  American Fidelity Assurance Company            A Professional Corporation
       2000 N. Classen Boulevard             10th Floor, Two Leadership Square
     Oklahoma City, Oklahoma 73106                   211 North Robinson
(Name and Address of Agent for Service)         Oklahoma City, OK 73102-7103

Approximate Date of Proposed    As soon as practicable after effectiveness of
Public Offering:                the Registration Statement

It is proposed that this filing will become effective (check appropriate box)
      [ ] immediately upon filing pursuant to paragraph (b)
      [x] on May 1, 2001 pursuant to paragraph (b)
      [ ] 60 days after filing pursuant to paragraph (a)(1)
      [ ] on (date) pursuant to paragraph (a)(1)
      [ ] 75 days after filing pursuant to paragraph (a)(2)
      [ ] on (date) pursuant to paragraph (a)(1) of rule 485

If appropriate, check the following box:
      [   ] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.


--------------------------------------------------------------------------------


AMERICAN FIDELITY
DUAL STRATEGY FUND, INC.(R)

A dual strategy of investing in value and growth stocks for long-term capital appreciation


PROSPECTUS
May 1, 2001


The Securities and
Exchange Commission
has not approved
or disapproved these securities
or determined if
this prospectus
is truthful or
complete. Any
representation to the contrary
is a criminal offense.


Contents
--------------------------------------------------------------------------------


About Dual Strategy Fund..................................................3

Past Performance..........................................................5

Investment Goals and Strategies...........................................6

Management's Discussion of Fund Results...................................7

         1999 Results.....................................................7

         10-Year Results..................................................8

Principal Risks of Investment.............................................9

The Fund's Management.....................................................10

Fund Operations...........................................................11

         Buying and Selling Shares........................................11

         Pricing Shares...................................................11

Distributions and Taxes...................................................12

         Dividends and Other Distributions................................12

         Tax Information..................................................12

Financial Highlights......................................................13

For More Information..............................................Back Cover


                            ABOUT DUAL STRATEGY FUND

Investment goal               Long-term capital growth

Dual investment strategies    The fund  invests  primarily  in common  stocks of
                              U.S.   companies.   The  fund's  two  sub-advisers
                              independently manage a portion of the fund's portfolio using different investment strategies.
                              One sub-adviser focuses on high quality companies with healthy earnings growth and strong product leadership in their markets. The other focuses on undervalued, high quality equity securities with large capitalizations.

Principal risks of investing
in Dual Strategy Fund         The fund's shares will rise and fall in value. You
                              can lose money on your investment in the fund, or the fund could underperform other investments if any of the following occurs:

                              o         The stock market as a whole goes down.

                              o Either value stocks or growth stocks fall out of favor with investors, causing part of the portfolio to underperform the other. The fund's dual strategy potentially lowers risk, but it may produce more modest gains than funds using only one investment strategy.

                              o Companies in which the fund invests do not grow as rapidly as expected.

                              o Value stocks may never reach what the manager believes is their true value.

                              o Investments in foreign securities carry additional risks, such as changes in
                                        currency   exchange  rates,  a  lack  of
                                        adequate    company    information   and
                                        political instability, which may result in loss of value and wider price swings than U.S. companies experience.

                              o Earnings of companies in which the fund invests are not achieved, and income available for interest or dividend payments is reduced.

Investors in the fund         Only separate accounts of insurance  companies may
                              purchase  shares  of  the  fund.  You  may  invest
                              indirectly  in the fund through your purchase of a
                              variable  annuity  contract  issued by a  separate
                              account   or  by   participating   in  a  contract
                              available through your employer's retirement plan.

                              You should read the accompanying separate account prospectus for information about:

                              o Purchasing a variable annuity contract or participating in a group variable annuity contract.

                              o Other investment options, if there are any.

                              o         The  terms  of  your  variable   annuity
                                        contract.

                              o         Expenses   related   to   purchasing   a
                                        variable annuity contract.

                              o         Procedures   for  redeeming  the  fund's
                                        shares.

Who may want to invest        The fund may be appropriate for you if you:

                              o Want a regular investment program for retirement savings.

                              o Can benefit from deferred taxation of capital appreciation and income.

                              o Are several years from retirement and can pursue a long-term investment goal.

                              o         Want to add an  investment  with  growth
                                        potential   to   diversify   your  other
                                        retirement investments.

                              o         Are willing to accept higher  short-term
                                        risk   along   with   higher   potential
                                        long-term returns.


PAST PERFORMANCE

The bar chart shows how the annual total return of the fund and its predecessor has varied from year to year over a ten-year period. This information illustrates the variability of the fund's returns and provides some indication of the risks of investing in the fund. The table shows the fund's performance over time compared with that of the Standard & Poor's 500 Composite Stock Price Index, a widely recognized, unmanaged index of common stock prices. This information may help you evaluate the fund's risks and potential rewards. The fund's past performance is not necessarily an indication of how the fund will perform in the future.

Are these the  returns  realized  by separate
account contract owners and participants?
No.  These  returns  are  calculated  for the
fund.  They do not reflect  insurance,  sales
and   administrative   charges   deducted  by
participating separate accounts. Inclusion of those charges would reduce the total returns for all periods.

           AMERICAN FIDELITY DUAL STRATEGY FUND, INC.
                       INVESTMENT RESULTS

                Year            Annual Return
                ----            -------------

                1991                 29.35%
                1992                  3.89%
                1993                  7.72%
                1994                 -5.33%
                1995                 35.62%
                1996                 27.15%
                1997                 28.35%
                1998                 26.50%
                1999                 18.47%
                2000                  0.36%


Highest Quarterly Return:  21.24%, 4th quarter 1998
Lowest Quarterly Return:   -11.04%, 3rd quarter 1998

When was the Dual Strategy Fund created?
On January 1, 1999,  the fund acquired all of
the  assets  and   liabilities   of  American
Fidelity Variable Annuity Fund A, which was a managed separate account.

What is the fund's past performance?
The fund treats the past  performance  of its
predecessor as its own for periods before the
acquisition.  The  information  to the  right
reflects the performance of American Fidelity
Variable  Annuity  Fund A  through  1998  (as
adjusted  for  the  fund's  current   expense
structure)  and for  American  Fidelity  Dual
Strategy Fund, Inc.(R) for all subsequent time periods.

Average annual total return as of 12/31/00

                     1 Year         5 Years     10 Years


Fund                  .36%           19.67%       16.38%
S&P 500 Index       -9.10%           18.33%       17.44%


INVESTMENT GOALS AND STRATEGIES

Dual Strategy Fund's primary investment goal is long-term growth of capital. Its secondary investment goal is the production of income.

To pursue these goals, the fund invests in a diversified portfolio of common stocks. The fund may take temporary defensive positions inconsistent with its investment goals in response to adverse market, economic or political conditions. During these times, the fund may not achieve its investment goals.

Two sub-advisers with different investment strategies manage the fund's portfolio. The portfolio is normally reallocated equally between the two sub-advisers at the beginning of each year. Cash received by the fund, less amounts used to pay withdrawals and expenses, is allocated equally between the sub-advisers throughout the year.

Lawrence W. Kelly & Associates, Inc. selects stocks which it expects to have superior long-term earnings growth rates relative to the U.S. economy. Kelly's strategy is to invest in high-quality companies with strong earnings growth, sound fundamentals and superior product leadership. Kelly emphasizes large capitalization issues and attempts to identify positive fundamental changes in a company's growth rate and appreciation potential. Kelly has a long-term investment horizon with moderate portfolio turnover. Kelly consistently reviews each security individually as to its future appreciation prospects and suitability relative to the entire portfolio.

Todd Investment Advisors, Inc. is a value-oriented manager. It emphasizes high-quality, large capitalization companies that are undervalued. Todd Investment attempts to achieve average-market returns in an up market and above-market returns in a down market. A dividend discount model is used to identify companies with the greatest potential for price appreciation. Then fundamental analysis is used to determine which companies have a catalyst for price appreciation. A stock is considered for sale when either its price/value ratio rises above the median for large capitalization stocks or the company's fundamentals weaken. The portion of the fund's portfolio managed by Todd Investment typically holds 40-50 issues, and the average annual turnover is usually 20-40%.

MANAGEMENT'S DISCUSSION OF FUND RESULTS

2000 Results

The stocks which had done so well in 1998 and 1999 - technology and internet companies - had a very difficult time in 2000. The first quarter of 2000 looked to be a repeat of 1999; however, the NASDAQ peaked in March and from that point lost almost 50% during the rest of the year. In 1998 and 1999 (and early 2000), earnings seemed not to matter - rather stocks were driven by momentum and stories. Following the first quarter of 2000, earnings once again became important - with a vengeance. Taken as a whole, 2000 was a time for the value approach to investing to work and for extreme growth to falter. The economic backdrop began to slow and pressure increased for the Federal Reserve to lower short term interest rates. This was the first year in recent memory in which the bond market generally had a better return than did the stock market.

The differing results of the two managers, as discussed below, and their styles proves the wisdom of diversification in the overall fund. When growth was in fashion in 1998, 1999 and early 2000, Kelly's approach lifted the fund. Then when the value returned in 2000, Todd's disciplines took the lead. Since it is virtually impossible to predict when the stock market will favor one approach over the other, having both approaches ensures that Dual Strategy Fund's holdings are diversified, thereby reducing Dual Strategy Fund's overall risk.

Lawrence W. Kelly & Associates, Inc., the fund's growth manager, had a relatively good year - with slightly negative performance. When compared with the broader market averages, Kelly's conservative growth approach is apparent. The S&P 500 was down more than 9% on a total return basis and large cap growth stocks (as represented by the Russell large cap growth index) was down more than 22%.

Todd Investment Advisors, Inc., the fund's value manager, performed relatively well in 2000 with modestly positive results. These returns significantly outstripped the S&P 500, but lagged behind the Russell large cap value index slightly.

10-Year Results

The graph below compares the initial and subsequent account values at the end of each of the past 10 years, assuming a $10,000 initial investment on January 1, 1991 in the fund's predecessor and in the S&P 500 Index. The fund's performance does not give effect to any charges at the separate account level. The S&P 500 Index returns assume the reinvestment of dividends but do not reflect commissions or administrative and management costs. Past performance does not predict future performance for the fund or the index.

           AMERICAN FIDELITY DUAL STRATEGY FUND, INC. ("AFDSFI")
                     IN COMPARISON WITH THE S & P 500
                   WITH AN INITIAL INVESTMENT OF $10,000

             Year               AFDSFI           S & P 500
             ----               ------           ---------

             1991              $12,935           $13,040
             1992               13,427            14,031
             1993               14,464            15,440
             1994               13,693            15,642
             1995               18,570            21,512
             1996               23,612            26,450
             1997               30,306            35,273
             1998               38,337            45,354
             1999               45,418            54,897
             2000               45,582            49,901



                              1991      1992       1993       1994       1995       1996      1997      1998      1999       2000
                              ----      ----       ----       ----       ----       ----      ----      ----      ----       ----
AMERICAN FIDELITY DUAL
STRATEGY FUND, INC.(R)      $12,935   $13,427    $14,464    $13,693    $18,570    $23,612     $30,306  $38,337  $45,418    $45,582

S&P 500 INDEX               $13,040   $14,031    $15,440    $15,642    $21,512    $26,450     $35,273  $45,354  $54,897    $49,901


AMERICAN FIDELITY DUAL STRATEGY FUND, INC.(R)

AVERAGE ANNUAL TOTAL RETURN AS OF 12/31/00
------------------------------------------
   1 YEAR        5 YEARS          10 YEARS
   ------        -------          --------
    .36%         19.67%            16.38%


PRINCIPAL RISKS OF INVESTMENT

Although stocks have a history of long-term growth, they fluctuate in price. Prices go up or down based on changes in a company's financial condition and results of operations as well as factors related to the economy. Such fluctuations can be pronounced. Changes in the value of the fund's investments will result in changes in the value of fund shares and thus the fund's total return to investors. You could lose money directing your variable annuity contract payments to the fund.

Dual Strategy and Market Cycles. Different types of stocks (such as growth stocks and value stocks) may shift in and out of favor depending on market and economic conditions. As a result, the performance of the growth-stock portion of the fund's portfolio may be higher or lower than the value-stock portion of the fund's portfolio and vice versa. The fund's dual strategy may potentially limit the downside risk of the fund, but it may also produce more modest gains over the long run than a single investment strategy would.

Growth Stocks. There is a risk that a stock selected for its growth potential will not perform as expected and its price will decline or will not increase.

Value Stocks. A value stock may never reach what the manager believes is its full value, or it may not have been undervalued when purchased. Large company value stocks tend to be less volatile than smaller cap stocks because large companies often have the resources to withstand adverse conditions; however, they may also be slower to react to change.

Foreign Investing. Investing in foreign securities poses unique risks such as fluctuation in currency exchange rates, market illiquidity, price volatility, high trading costs, difficulties in settlement, regulations on stock exchanges, limits on foreign ownership, and less stringent accounting, reporting and disclosure requirements. In the past, equity securities of foreign markets have had more frequent and larger price changes than those of U.S. markets. The fund's foreign investments have typically been in the form of American Depositary Receipts of large foreign companies, reducing somewhat the general risks of foreign investing. ADRs generally are securities issued by a U.S. bank to U.S. buyers as a substitute for direct ownership of a foreign security and are traded in the U.S. markets.

THE FUND'S MANAGEMENT

American Fidelity Assurance Company, 2000 N. Classen Boulevard, Oklahoma City, OK 73106, is the fund's investment adviser. American Fidelity is an Oklahoma stock life insurance company and is registered as an investment adviser under the Investment Advisers Act of 1940. It was the investment adviser of the fund's predecessor from 1968 through 1998.

American Fidelity has engaged two sub-advisers to manage the fund's investment portfolio. The board of directors of the fund reviews and must approve the sub-adviser selections. American Fidelity is responsible for running all of the operations of the fund, except for those subcontracted to the fund's sub-advisers, custodian and pricing service. The fund pays American Fidelity an annual management and investment advisory fee of 0.50% of the average daily net assets of the fund. Out of this fee, American Fidelity pays each sub-adviser a fee for its services.

The fund's sub-advisers make the day-to-day decisions to buy and sell securities for the fund. Each manages a portion of the fund's portfolio using its own investment strategy to achieve the fund's investment goals.

Lawrence  W. Kelly &  Associates,  Inc.,  Todd Investment  Advisors, Inc.,  101
199 South Los Robles Avenue,  Suite 850,  South  Fifth   Street,  Suite   3160,
Pasadena, CA 91101, had $0.08 billion of Louisville, KY 40202, had $3.3 billion assets under management and $1.3 billion of assets under management as of of assets for which it serves as a December 31, 2000. Todd Investment has non-discretionary investment adviser as been a sub-adviser to the fund and its of December 31, 2000. Kelly has provided predecessor since the last quarter of investment advice since 1985 to American 1995.
Fidelity  in  the   management   of  its
investments, including those held by the Robert P. Bordogna has primary fund's predecessor. Kelly has been a responsibility for the day-to-day sub-adviser to the fund and its management of the portion of the fund predecessor  since the last  quarter  of  portfolio managed by Todd  Investment.
1995.                                     He has 32 years  of experience  as  an
                                          investment  adviser.  Bordogna is  the
Lawrence    W.    Kelly   has    primary  President and Chief Executive  Officer
responsibility for the day-to-day of the firm and has been with Todd management of the portion of the fund Investment since 1980.
portfolio managed by Kelly. He has 34 years of experience as an investment adviser. He founded Kelly in 1985 and currently serves as its Chairman and Chief Executive Officer.

FUND OPERATIONS

Buying and Selling Shares

You cannot buy shares of the fund directly. You may invest indirectly in the fund through your purchase of a variable annuity contract or your participation in a variable annuity contract offered through your employer's retirement plan. The contracts are issued by insurance company separate accounts, which buy fund shares based on the instructions they receive from contract owners.

To meet various obligations under the contracts, the separate accounts may sell fund shares to generate cash. For example, a separate account may sell fund shares and use the proceeds to pay a contract owner or participant who has requested a partial withdrawal or cancelled a contract.

Pricing Shares

The fund's net asset value is determined once daily as of the close of regular trading on the New York Stock Exchange, currently 4:00 p.m. Eastern time, on each day American Fidelity is open for business. American Fidelity is scheduled to be open Monday through Friday throughout the year, except for the following holidays: New Year's Day, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and the immediately following Friday, and Christmas Day. On any day when American Fidelity is open for business and the New York Stock Exchange is not (presently Martin Luther King, Jr. Day, Washington's Birthday and Good Friday), the fund values its portfolio securities using the same prices included in the last determined net asset value per share.

Dual Strategy Fund calculates net asset value per share by dividing the total value of its net assets by the number of its shares outstanding. An annuitant who deposits funds with an investing separate account before 4:00 p.m. Eastern time on a regular trading day will pay that day's net asset value per share for his investment in Dual Strategy Fund.

The fund's investments are valued based on market value, or where market quotations are not readily available, based on fair value as determined in good faith by the fund's board of directors. Short-term debt securities having remaining maturities of less than one year are valued by the amortized cost method, which approximates market value.

DISTRIBUTIONS AND TAXES

Dividends and Other Distributions

The fund intends to distribute substantially all of its net investment income and capital gains to American Fidelity Assurance Company, its sole shareholder, through American Fidelity Assurance Company's separate accounts. The fund pays dividends annually and reinvests the proceeds in additional fund shares at net asset value per share. Distributions of any net realized capital gains are made at least annually.

Tax Information

Because you do not own shares of the fund directly, your tax situation is not likely to be affected by the fund's distributions. The separate account and the insurance company which issued your variable annuity contract, as the owner of the fund's shares, may be affected.

You should consult the prospectus of the separate account for a discussion of the federal income tax consequences to variable annuity contract owners.

FINANCIAL HIGHLIGHTS

On January 1, 1999, the fund acquired the investment portfolio of its predecessor, American Fidelity Variable Annuity Fund A, which was a managed separate account. The 2000 and 1999 information below relates to Dual Strategy Fund; all other information relates to the fund's predecessor, American Fidelity Variable Annuity Fund A, and is derived from its financial statements. The financial statements of Dual Strategy Fund for 2000 and 1999 which are included in the fund's Statement of Additional Information were audited by KPMG LLP, whose report, along with the financial statements, are included in the Statement of Additional Information, which is available upon request.

The financial highlights table is intended to help you understand the financial performance of the fund and its predecessor for the past five years. Certain information reflects financial results for a single accumulation unit of the fund and American Fidelity Variable Annuity Fund A. Total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the fund, assuming reinvestment of all dividends and distributions.

                                              Dual Strategy Fund                     Variable Annuity Fund A
                                           Years Ended December 31,                  Years Ended December 31,
                                    ---------------------------------------- -----------------------------------------
                                             2000           1999                 1998           1997         1996
                                             ----           ----                 ----           ----         ----
Accumulation Unit value,
  beginning of period                       $11.8468        $ 10.00             $19.463        $15.339      $12.199
Net investment income                         0.1114         0.1062               0.023          0.071        0.094
Net realized and unrealized gain
  (loss) on securities                      (0.0671)         1.7406               4.847          4.053        3.046
Distributions - Investment Income           (0.1274)              -                   -              -            -
Distributions - Capital Gains               (0.0509)              -                   -              -            -
  Total Distributions                       (0.1783)
Total from investment operations            (0.1340)         1.8468               4.870          4.124        3.140
Accumulation Unit value,
  end of period                             $11.7128       $11.8468             $24.333        $19.463      $15.339
Total return (1)                               0.36%         18.47%              25.02%         26.89%       25.74%

RATIOS/SUPPLEMENTAL
  DATA:
Net assets, end of period
  (000's omitted)                           $233,478       $229,253            $184,548       $137,091      $98,829
Ratio of expenses to
  average net assets                            0.5%           0.5%               1.46%          1.46%        1.38%
Ratio of net income to average net
  assets                                     0.9533%        0.9840%               0.11%          0.40%        0.69%
Portfolio turnover rate                       33.30%        37.527%              40.10%         26.60%       36.90%

----------------

(1) Beginning in 1999, total return and ratio of expenses for the fund included management fee only. Previous years included management, mortality and expense risk fees under the fund's predecessor, American Fidelity Variable Annuity Fund A.

                              FOR MORE INFORMATION

To obtain information:

By telephone                              Washington,   DC  20549-6009   or   by
Call 1-800-662-1106                       electronic         request          to
                                          publicinfo@sec.gov.  More  information
By mail Write to:                         on the fund is available free upon re-
American Fidelity                         quest, including the following:
Dual Strategy Fund, Inc.
P. O. Box 25520                           Annual/Semiannual Report
Oklahoma City, OK 73125-0520
                                          Additional   information   about   the
By E-mail Send your request to:           fund's investments is available in the
va.help@af-group.com                      fund's  annual  and semiannual reports
                                          to shareholders. In the annual report,
On the Internet Text-only versions of you will find a discussion of market fund documents can be viewed online or conditions and investment strategies downloaded from the SEC's web site: that significantly affected the fund's
http://www.sec.gov                        performance  during its  last  fiscal
                                          year.

You may also obtain information about Statement of Additional Information the fund, including the Statement of
Additional Information, by visiting the The Statement of Additional Informa-SEC's Public Reference Room in tion provides more details about the
Washington,   DC.   Information  on  the  fund  and  its  policies.  A  current operation of the Public Reference Room Statement of Additional Information is may be obtained by calling the SEC at on file with the SEC and is incorpo-1-202-942-8090. Copies of reports and rated by reference into and is legally other information about the fund may be a part of this prospectus.
obtained by paying a duplicating fee and
sending  your  request  and  fee  to the  SEC file number: 811-8873
SEC's    Public    Reference    Section,


                                        American Fidelity
                                        Dual Strategy Fund, Inc.(R)

                                TABLE OF CONTENTS
                     of Statement of Additional Information

Introduction........................................................1
Investment goals and policies.......................................1
Management..........................................................4
Investment advisory and other services..............................5
Portfolio transactions..............................................7
Capital stock.......................................................8
Federal tax matters.................................................9
Underwriter........................................................11
Performance data...................................................11
Custodian, independent accountants and counsel.....................13
Financial statements...............................................13


AMERICAN FIDELITY
DUAL STRATEGY FUND, INC.(R)


STATEMENT OF ADDITIONAL INFORMATION
May 1, 2001


                  AMERICAN FIDELITY DUAL STRATEGY FUND, INC.(R)
                       STATEMENT OF ADDITIONAL INFORMATION
                                   May 1, 2001


     This Statement of Additional Information is not a prospectus, but it relates to the Prospectus of American Fidelity Dual Strategy Fund, Inc.(R) dated May 1, 2001. You may get a free copy of the Prospectus or Dual Strategy Fund's most recent annual and semi-annual reports by contacting Dual Strategy Fund by mail, telephone or e-mail.

     write to us at:               call us at:             e-mail us at:
     P.O. Box 25520              (800) 662-1106       va.help@af-group.com
Oklahoma City, OK 73125-0520



                  AMERICAN FIDELITY DUAL STRATEGY FUND, INC.(R)
                       STATEMENT OF ADDITIONAL INFORMATION
                                   May 1, 2001


                                TABLE OF CONTENTS

                                                                 Page
                                                                 ----

Introduction.........................................................1
Investment goals and policies........................................1
Management...........................................................4
Investment advisory and other services...............................5
Portfolio transactions...............................................7
Capital stock........................................................8
Federal tax matters..................................................9
Underwriter.........................................................11
Performance data....................................................12
Custodian, independent accountants and counsel......................13
Financial statements................................................13

                                  INTRODUCTION

     American Fidelity Dual Strategy Fund, Inc.(R) is an open-end, diversified, management investment company established as a Maryland corporation on March 18, 1998. Dual Strategy Fund is the successor to American Fidelity Variable Annuity Fund A, which was a separate account of American Fidelity Assurance Company that managed its own investment portfolio. The original inception date for Variable Annuity Fund A was January 1, 1970. Variable Annuity Fund A was converted from a management investment company into a unit investment trust identified as "Separate Account A." Separate Account A became effective January 1, 1999, and the assets of Variable Annuity Fund A were transferred intact to Dual Strategy Fund in exchange for shares of Dual Strategy Fund.

     Shares of Dual Strategy Fund are offered only to variable annuity separate accounts established by insurance companies to fund variable annuity contracts.

     American Fidelity Assurance Company serves as Dual Strategy Fund's investment adviser. American Fidelity Assurance Company has engaged Lawrence W. Kelly & Associates, Inc. and Todd Investment Advisors, Inc. to serve as sub-advisers to Dual Strategy Fund and provide day-to-day portfolio management for Dual Strategy Fund.

                          INVESTMENT GOALS AND POLICIES

Investment Goals

     Dual Strategy Fund's primary investment goal is long-term capital growth. Its secondary investment goal is the production of income.

Fund Policies

     Dual Strategy Fund has adopted the fundamental policies listed below. These policies cannot be changed without approval by the holders of a "majority of the outstanding voting securities" of Dual Strategy Fund, which, as used in this Statement of Additional Information and the Prospectus, and under the Investment Company Act of 1940, means the lesser of (i) 67% or more of the outstanding voting securities of Dual Strategy Fund present at a meeting, if the holders of more than 50% of the outstanding voting securities of Dual Strategy Fund are present or represented by proxy, or (ii) more than 50% of the outstanding voting securities of Dual Strategy Fund.

     (1) Dual Strategy Fund will not invest more than 5% of the value of its assets in securities of any one issuer, except obligations of the U.S. Government and instrumentalities thereof.

     (2) Dual Strategy Fund will not acquire more than 10% of the voting securities of any one issuer.

     (3) Dual Strategy Fund will not invest more than 25% of the value of its assets in any one industry.

     (4) Dual Strategy Fund will not borrow any money except that it reserves the right to borrow from banks for emergency purposes, provided that such borrowings do not exceed 5% of the value of its assets and that there always will be asset coverage of at least 300% for all outstanding borrowings of Dual Strategy Fund.

     (5) Dual Strategy Fund will not act as an underwriter of securities of other issuers, except to the extent that Dual Strategy Fund might be construed to be a statutory underwriter by virtue of its investment in restricted securities.

     (6) Dual Strategy Fund will not invest more than 10% of the value of its assets in real estate (including shares of real estate investment trusts), securities for which there is no established market, or securities (including bonds, notes or other evidences of indebtedness) which are not readily marketable without registration under Federal or state securities laws.

     (7) Dual Strategy Fund will not effect the purchase of commodities or commodity contracts.

     (8) Dual Strategy Fund will not engage in the purchase or sale of puts, calls or other options or in writing such options.

     (9) Dual Strategy Fund will not make any loans except through the acquisition of bonds, debentures or other evidences of indebtedness of a type customarily purchased by institutional investors, whether or not publicly distributed.

     (10) Dual Strategy Fund will not invest in the securities of a company for the purpose of exercising management or control.

     (11) Although it is not intended that investments be made in securities of other investment companies, Dual Strategy Fund may make such investments up to a maximum of 10% of its assets, provided that not more than 3% of the total outstanding voting stock of any one investment company may be held.

     (12) Dual Strategy Fund will only invest in repurchase agreements in the top thirty-five U.S. banks, by deposits, that are rated at least "B/C" by Keefe, Bruyette, Woods, a national bank rating agency, or a comparable rating from a similar bank rating service. Additionally, there must be an appropriate amount of excess collateralization depending upon the length of the agreement, to protect against downward market fluctuation and Dual Strategy Fund must take delivery of the collateral. The market value of the securities held as collateral will be valued daily. In the event the market value of the collateral falls below the repurchase price, the bank issuing the repurchase agreement will be required to provide additional collateral sufficient to cover the repurchase price.

     (13) Dual Strategy Fund will not effect the short sales of securities.

     (14) Dual Strategy Fund will not make purchases on margin, except for such short-term credits as are necessary for the clearance of transactions.

     (15) Dual Strategy Fund will not make investments in high-yield or non-investment grade bonds.

     (16) Dual Strategy Fund will limit its investments in the equity securities of foreign issuers to American Depositary Receipts, other depository receipts or ordinary shares if U.S. dollar denominated and publicly traded in the United States. Dual Strategy Fund will not invest more than 35% of its assets in foreign issuers. In addition, Dual Strategy Fund will not invest more than 20% of its assets in issuers of any one foreign country.

     If a percentage restriction is adhered to at the time of investment, a later increase or decrease in percentage resulting from a change in the value of assets will not constitute a violation of that restriction.

     Dual  Strategy   Fund  has  also  adopted  the  following   non-fundamental
investment policies:

     (1) Dual Strategy Fund should generally conform to the issuer guidelines noted below with exceptions noted at the time of recommendation and variances reviewed annually:

          (a) $150,000,000 or more in assets,

          (b) Operational for at least 10 years, and

          (c) $50,000,000 or more in stockholders' equity.

     (2) Although Dual Strategy Fund does not intend to engage to a large extent in short-term trading, it may make investments for the purpose of seeking short-term capital appreciation.

     (3)  Dual   Strategy   Fund   will  not   invest  in  the   securities   of
tobacco-producing companies.

Temporary Investments

     A sub-adviser may determine that pursuing its investment strategy is inconsistent with the best interest of Dual Strategy Fund's shareholders as a result of current market and economic conditions. In this case, for temporary defensive purposes, Dual Strategy Fund may invest its assets in securities which are a direct obligation or guaranteed by the United States government and bonds, notes or other evidences of indebtedness, issued publicly or privately, of a type customarily purchased for investment by institutional investors.

                                   MANAGEMENT

     The following information supplements and should be read in conjunction with the section in Dual Strategy Fund's Prospectus captioned "Dual Strategy Fund's Management."

Directors and Officers

     Dual Strategy Fund's Board of Directors is responsible for overseeing the management of Dual Strategy Fund, including the establishment and supervision of Dual Strategy Fund's investment goals and policies, reviewing and approving Dual Strategy Fund's contracts and other arrangements, and monitoring Dual Strategy Fund's performance and operations. The officers of Dual Strategy Fund supervise daily business operations.

     Information about each director and officer of Dual Strategy Fund follows:

                                       Position(s) Held with      Principal Occupation(s)
Name, Address and Age(1)               Fund                       During Past 5 Years
------------------------               ----                       -------------------
John W. Rex, 67                        Chairman of the Board,     Director (1982 to present), President and Chief
2000 N. Classen Boulevard              President and              Operating Officer (1992 to present), and
Oklahoma City, OK 73106                Treasurer(2)               Treasurer (1972 to 1995) of the Company;
                                                                  Director (1982 to present), Executive
                                                                  Vice President (1990 to present) and
                                                                  Treasurer (1972 to 1995) of American
                                                                  Fidelity Corporation

Daniel D. Adams, Jr., 58               Director and               Vice President and Investment Officer of the
5101 N. Classen,                       Secretary(2)               Company and American Fidelity Corporation
Suite 610
Oklahoma City, OK 73118

Jean G. Gumerson, 78                   Director                   President and Chief Executive Officer,
711 Stanton L. Young Blvd.,                                       Presbyterian Health Foundation
Suite 604
Oklahoma City, OK 73104

Gregory M. Love, 39                    Director                   President and Chief Operating Officer (1995 to
P.O. Box 26210                                                    present), Vice President-- Real Estate and
Oklahoma City, OK 73126                                           Development (1990 to 1995) of Love's Travel
                                                                  Stops & Country Stores, Inc.; Director,
                                                                  Affiliated Food Stores, Inc.

J. Dean Robertson, D.D.S., M.Ed., 83   Director                   Private practice in pediatric dentistry;
5222 North Portland                                               Professor Emeritus, University of Oklahoma,
Oklahoma City, OK 73112                                           College of Dentistry

G. Rainey Williams, Jr., 40            Director                   President and Chief Operating Officer, Marco
6301 N. Western                                                   Holding Corporation (1999); Managing Partner,
Suite 200                                                         Marco Investment Company A Limited Partnership
Oklahoma City, OK 73118                                           (1988 to 1998); Director, Mustang Fuel
                                                                  Corporation.
----------------------

(1)  As of May 1, 2001.

(2) "Interested person" of Dual Strategy Fund under Section 2(a)(19) of the Investment Company Act of 1940.

     Until January 1, 1999, all members of Dual Strategy Fund's Board of Directors were members of the Board of Managers of Dual Strategy Fund's predecessor, Variable Annuity Fund A.

     No officer or director of Dual Strategy Fund or American Fidelity Assurance Company receives any remuneration from Dual Strategy Fund. Members of Dual Strategy Fund's Board of Directors who are not employees of American Fidelity Assurance Company receive a fee, paid by American Fidelity Assurance Company, of $500 for each meeting attended.

     Dual Strategy Fund and its investment adviser, American Fidelity Assurance Company, and principal underwriter, American Fidelity Securities, Inc. each adopted a code of ethics under rule 17j-1 of the Investment Company Act. Dual Strategy Fund's sub-advisers have also adopted codes of ethics. Each of these codes of ethics permits personnel subject to the codes to invest in securities; however, personnel subject to the codes are subject to certain restrictions when purchasing securities that may be purchased or held by Dual Strategy Fund.

Control Persons

     A shareholder that owns more than 25% of Dual Strategy Fund's voting securities may be deemed to be a "control person," as defined in the Investment Company Act of 1940, of Dual Strategy Fund. American Fidelity Assurance Company is the sole shareholder of record of Dual Strategy Fund. The only person known by Dual Strategy Fund to own beneficially 5% or more of Dual Strategy Fund's shares is American Fidelity Companies Employee Savings Plan Trust (5.63% as of April 2, 2001). Its address is 2000 N. Classen Boulevard, Oklahoma City,
Oklahoma 73106. The only officers or directors of Dual Strategy Fund who beneficially own shares of Dual Strategy Fund are Messrs. Rex, Carpenter, Klehm and Adams. They are participants in the Trust and therefore beneficially own Dual Strategy Fund shares. Their beneficial ownership percentage, together, as of April 2, 2001, was .10%.

                     INVESTMENT ADVISORY AND OTHER SERVICES

     The following information supplements and should be read in conjunction with the section in Dual Strategy Fund's Prospectus captioned "Dual Strategy Fund's Management."

Investment Adviser

     American Fidelity Assurance Company provides management services and serves as the investment adviser to Dual Strategy Fund pursuant to a Management and Investment Advisory Agreement. Under this Management Agreement, American Fidelity Assurance Company assumes overall responsibility, subject to the supervision of the Board of Directors, for administering all operations of Dual Strategy Fund, including monitoring and evaluating the management of Dual Strategy Fund's portfolio by the sub-advisers on an ongoing basis. American Fidelity Assurance Company provides or arranges for the provision of the overall business management and administrative services necessary for Dual Strategy Fund's operations. American Fidelity Assurance Company is also responsible for overseeing Dual Strategy Fund's compliance with the requirements of applicable law and conformity with Dual Strategy Fund's investment goals and policies, including oversight of the sub-advisers.

     For its services to Dual Strategy Fund, American Fidelity Assurance Company receives an annual management and investment advisory fee of 0.50% of the average daily net assets of Dual Strategy Fund. American Fidelity Assurance Company supplies or pays for occupancy and office rental, clerical and bookkeeping, accounting, stationery, supplies, the expenses of printing and distributing any prospectuses, reports or sales literature in connection with the sale of Dual Strategy Fund shares, salaries and other compensation of Dual Strategy Fund's directors and officers, costs of shareholder reports and meetings, costs of any independent pricing service, the cost of any advertising, the sub-advisers' fees, custodian fees, legal and auditing fees, registration and filing fees, and all ordinary expenses incurred in the ordinary course of business.

     American Fidelity Assurance Company received investment and management fees from Variable Annuity Fund A, Dual Strategy Fund's predecessor, of $793,659 in 1998, and received $1,024,035 and $1,142,927 in 1999 and 2000, respectively, from Dual Strategy Fund.

     The Management and Investment Advisory Agreement was approved for Dual Strategy Fund by the Board of Directors, including a majority of the directors who are not "interested persons," as defined in the Investment Company Act of 1940, on September 18, 1998 and by Dual Strategy Fund's sole shareholder on December 22, 1998. The Management Agreement will remain in effect from year to year, provided that it will not continue for more than two years unless such continuance is approved at least annually by Dual Strategy Fund's Board of Directors, including a majority of the members of the Board of Directors who are not interested persons, by vote cast in person at a meeting called for the purpose of voting on such approval. The Management Agreement is terminable without penalty, on 60 days' notice, by Dual Strategy Fund's Board of Directors or by the vote of the holders of a majority of Dual Strategy Fund's shares. American Fidelity Assurance Company may not terminate the Management Agreement without the approval of a new investment advisory agreement by a majority of Dual Strategy Fund's shares. The Management Agreement will terminate automatically in the event of its "assignment," as defined in the Investment Company Act of 1940.

     American Fidelity Corporation is the parent of American Fidelity Assurance Company. American Fidelity Corporation is itself controlled by Cameron Enterprises, A Limited Partnership, a family investment partnership. William M. Cameron, an individual, and Lynda L. Cameron, an individual, each own 50% of the common stock of Cameron Associates, Inc., the sole general partner of Cameron Enterprises A Limited Partnership.

Sub-Advisers

     American Fidelity Assurance Company has contracted with Lawrence W. Kelly & Associates, Inc. and Todd Investment Advisors, Inc. to provide day-to-day portfolio investment management services to Dual Strategy Fund. The sub-advisers' fees are paid by American Fidelity Assurance Company. Lawrence Kelly receives an annual fee of 0.30% of Dual Strategy Fund's assets under its management. Todd Investment has received an annual fee of 0.38% of Dual Strategy Fund assets under its management or $50,000, whichever is greater. Beginning April 2001, the annual fee paid to Todd Investment decreased from 0.38% to 0.30% on those Dual Strategy Fund assets under its management which exceed $100 million, pursuant to the First Amendment to the Investment Sub-Advisory Agreement. The sub-advisers' fees are payable quarterly and are calculated on the value of Dual Strategy Fund assets on the last trading day of each calendar quarter.

     Lawrence Kelly and Todd Investment served as investment sub-advisers to Variable Annuity Fund A, Dual Strategy Fund's predecessor, from October 1995 to December 31, 1998 when they became sub-advisers to Dual Strategy Fund. In 1998, 1999 and 2000, American Fidelity Assurance Company paid Lawrence Kelly $246,231, $325,680 and $352,605, respectively, and Todd Investment $315,502, $387,625 and $434,772, respectively.

     The Investment Sub-Advisory Agreement for each of the sub-advisers was approved for Dual Strategy Fund by the Board of Directors, including a majority of the directors who are not "interested persons," as defined in the Investment Company Act of 1940, on September 18, 1998 and by the sole shareholder of Dual Strategy Fund on December 22, 1998. The amendment to the Todd Investment agreement was approved by Dual Strategy Fund's Board of Directors on March 30, 2001. Each agreement will remain in effect from year to year provided such continuance is approved at least annually by Dual Strategy Fund's Board of Directors, including a majority of the members of the Board of Directors who are not interested persons by vote cast in person at a meeting called for the purpose of voting on such approval. Each agreement is terminable without penalty, on 30 days notice, by American Fidelity Assurance Company, Dual Strategy Fund's Board of Directors or by the vote of the holders of a majority of Dual Strategy Fund's shares or, upon 30 days notice, by the sub-adviser. Each sub-adviser's agreement will terminate automatically in the event of its "assignment," as defined in the Investment Company Act of 1940.

     Lawrence W. Kelly and his wife, Janice M. Kelly, are the principal shareholders of Lawrence Kelly & Associates, each holding 48.8% of its outstanding stock. Todd Investment is a wholly-owned subsidiary of Fort Washington Investment Advisors, Inc., which is a wholly-owned subsidiary of The Western and Southern Life Insurance Company.

                             PORTFOLIO TRANSACTIONS

     Each of the sub-advisers is responsible for decisions to buy and sell securities for Dual Strategy Fund, the selection of brokers to effect transactions and the negotiation of brokerage commissions, in each case with respect to Dual Strategy Fund securities under its management. Neither sub-adviser nor any of their respective affiliates may act as a broker for Dual Strategy Fund securities transactions.

     In selecting a broker to execute portfolio transactions, Lawrence Kelly's objective is to obtain the best execution, while at the same time obtaining research used to service its clients. The selection of a broker takes into account the quality of brokerage services, including such factors as execution capability, financial stability and clearance and settlement capability. Research furnished by brokers may be used in serving any or all of Lawrence Kelly's clients, including clients which have not paid commissions to the broker providing the research. As a result, Lawrence Kelly may cause clients to pay a broker which provides research services to Lawrence Kelly a higher brokerage commission than would have been charged by another broker that was not providing such services. Lawrence Kelly evaluates the reasonableness of brokerage commissions on an on-going basis in light of the general level of commissions being paid from time to time and the value of research services received. In order to obtain lower commission rates for clients, Lawrence Kelly engages from time to time in block trades, i.e., grouping orders with a single broker. Accounts involved in such transactions receive the average executed price, except that brokers may charge smaller accounts a minimum commission resulting in smaller accounts paying slightly more in commissions per share than larger accounts.

     In selecting brokers to effect portfolio transactions, Todd Investment uses its best efforts to obtain for its clients the most favorable price and execution available except to the extent that it determines that clients should pay a higher brokerage commission for brokerage and research services. In evaluating the overall reasonableness of brokerage commissions paid, Todd Investment reviews the type and quality of the execution services rendered and the quantity and nature of the portfolio transactions effected and compares generally the commissions paid to brokers with the commissions believed to be charged by other brokers for effecting similar transactions as well as with commissions generally charged by brokers prior to the introduction of negotiated commission rates. In addition, it takes into account the quality and usefulness of the brokerage and research services, if any, that may be furnished by such brokers. Research services provided by brokers may be used by Todd Investment in advising all of its clients and not all such services may be used by the clients which paid the commissions. Conversely, however, a client of Todd Investment may benefit from research services provided by brokers whose commissions are paid by other clients. As a result, Todd Investment may cause clients to pay a broker which provides brokerage and research services to Todd Investment a higher brokerage commission than would have been charged by another broker that was not providing such services.

     Research services provided by brokers may include research reports on companies, industries and securities; economic and financial data, including reports on macro-economic trends and monetary and fiscal policy; financial publications; computer data bases; quotation equipment and services; and research-oriented computer hardware, software and services.

     For 1998, Dual Strategy Fund's predecessor, Variable Annuity Fund A, paid brokerage commissions of $152,942. In 1999 and 2000, Dual Strategy Fund paid brokerage commissions of $177,452 and $131,084, respectively.

                                  CAPITAL STOCK

     Each issued and outstanding share of common stock of Dual Strategy Fund is entitled to participate equally in dividends and distributions declared for Dual Strategy Fund's stock and, upon liquidation or dissolution, in Dual Strategy Fund's net assets remaining after satisfaction of outstanding liabilities. The outstanding shares of Dual Strategy Fund are fully paid and non-assessable and have no preemptive or conversion rights.

     Under normal circumstances, subject to the reservation of rights explained below, Dual Strategy Fund will redeem shares in cash on the next business day after it receives a request to redeem such shares. However, the right of a shareholder to redeem shares and the date of payment by Dual Strategy Fund may be suspended for more than a day for any period during which the New York Stock Exchange is closed, other than customary weekends or holidays, or when trading on such Exchange is restricted as determined by the SEC; or during any emergency, as determined by the SEC, as a result of which it is not reasonably practicable for Dual Strategy Fund to dispose of securities owned by it or fairly to determine the value of its net assets; or for such other period as the SEC may by order permit for the protection of shareholders.

     Under Maryland law, Dual Strategy Fund is not required to hold annual shareholder meetings and does not intend to do so. At any special meeting, shareholders present or represented by proxy at the meeting are entitled to one vote for each share held.

                               FEDERAL TAX MATTERS

     The following information supplements and should be read in conjunction with the section in Dual Strategy Fund's Prospectus captioned "Distributions and Taxes."

     The following is a general and abbreviated summary of the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code") and Treasury Regulations currently in effect. It is not intended to be a complete explanation or a substitute for consultation with individual tax advisers. For the complete provisions, reference should be made to the pertinent Code sections and the Treasury Regulations promulgated thereunder. The Code and Treasury Regulations are subject to change.

Federal Income Tax Status

Regulated Investment Company

     Dual Strategy Fund intends to qualify and to continue to qualify as a regulated investment company under the Code. If the fund qualifies as a regulated investment company, the fund will not be subject to U.S. federal income tax on its investment company taxable income and net capital gains (the excess of net long-term capital gains over net short-term capital losses), if any, that it distributes to shareholders.

     To qualify as a regulated investment company under the Code for a taxable year, the fund must (i) be registered under the Investment Company Act of 1940 at all times during the taxable year (see "Registration" below), (ii) have in effect an election to be a regulated investment company at all times during the taxable year (see "Election" below), (iii) derive at least 90% of its gross income from certain sources (see "Sources of Gross Income" below), and (iv) diversify its assets in accordance with certain requirements (see "Diversification of Assets" below).

     To be treated as a regulated investment company under the Code for a taxable year, the fund must (i) distribute dividends to its shareholders in accordance with certain requirements (see "Distribution of Dividends" below), and (ii) have, at the close of such taxable year, no earnings and profits accumulated in any taxable year to which the provisions of the Code pertaining to regulated investment companies did not apply (see "Earnings and Profits" below).

     This disclosure assumes that Dual Strategy Fund will qualify and be treated as a regulated investment company under the Code for each taxable year.

Registration

     The Dual Strategy Fund can qualify as a regulated investment company under the Code if it is registered under the Investment Company Act of 1940 as a management company. The fund is currently registered under the Investment Company Act of 1940 as a management company and intends to continue such registration in future tax years.

Election

     To qualify as a regulated investment company under the Code, the fund must file with its federal income tax return an election to be a regulated investment company. The fund intends to file such an election with its federal income tax return for the tax year ended December 31, 2000 and intends to maintain such election for future tax years.

Sources of Gross Income

     To qualify as a regulated investment company under the Code for a taxable year, Dual Strategy Fund must generally derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, gains from the sale or other disposition of stock or securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies. The fund expects that at least 90% of its gross income for each taxable year will be derived from these types of income.

Diversification of Assets

     To qualify as a regulated investment company under the Code for a taxable year, the fund must have:

     (1) at the close of each quarter of the fund's taxable year, at least 50% of the value of its total assets represented by cash, cash items (including receivables), United States Government securities, securities of other regulated investment companies, and other securities which, in respect of any one issuer, do not exceed 5% of the value of the fund's total assets and do not represent more than 10% of the outstanding voting securities of such issuer; and

     (2) not more than 25% of the value of the fund's total assets invested in the securities (other than United States Government securities or the securities of other regulated investment companies) of any one issuer, or of two or more issuers which Dual Strategy Fund controls and which are determined, under the Treasury Regulations, to be engaged in the same or similar trades or businesses or related trades or businesses.

Distribution of Dividends

     To be treated as a regulated investment company for a taxable year, Dual Strategy Fund must pay dividends equal to at least 90% of its investment company taxable income and 90% of its net tax-exempt income.

     A distribution will be treated as paid on December 31 of the current calendar year if it is declared by Dual Strategy Fund in October, November or December with a record date in such a month and paid by Dual Strategy Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

Earnings and Profits

     To be treated as a regulated investment company for a taxable year, Dual Strategy Fund must not have, as of the close of such taxable year, earnings and profits accumulated in any taxable year to which the provisions under the Code relating to regulated investment companies did not apply.

State Income Tax Status

     The Dual Strategy Fund is organized as a Maryland corporation. Under Maryland tax law, the fund is not liable for any income or franchise tax in the State of Maryland if the fund qualifies as a regulated investment company under the Code and does not have taxable income for federal income tax purposes.

Taxation of Variable Annuity Contracts

         For a discussion of the tax consequences of variable annuity contracts, you should refer to the accompanying separate account prospectus.

                                   UNDERWRITER

     Dual Strategy Fund's shares are offered on a continuous basis by American Fidelity Securities, Inc., a wholly-owned subsidiary of American Fidelity Assurance Company. American Fidelity Securities is the sole underwriter for Dual Strategy Fund. American Fidelity Securities is also the underwriter for American Fidelity Separate Account A and American Fidelity Separate Account B. American Fidelity Securities receives no compensation for the sale of Dual Strategy Fund shares; however, it does receive underwriting commissions in connection with its role as underwriter of American Fidelity Separate Account A and American Fidelity Separate Account B.

                                PERFORMANCE DATA

     The following  information  supplements  and should be read in  conjunction
with  the  section  in  Dual  Strategy   Fund's   Prospectus   captioned   "Past
Performance."

     From time to time, Dual Strategy Fund may include quotations of its performance in advertisements, shareholder reports or sales literature, if accompanied by the performance of your separate account.

     Dual Strategy Fund's total return for the twelve months ended December 31, 2000 was 0.36%, and the average annual total returns over the one, five and ten year periods ended December 31, 2000 were 0.36%, 19.67% and 16.38%, respectively. Average annual total return quotations are computed by finding the average annual compounded rates of return over one, five and ten year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:

    P(1+T)**n=ERV

    Where:

         P        =  a hypothetical initial investment of $1,000

         T        =  average annual total return

         n        =  number of years

         **       =  to the power of

         ERV      =  ending redeemable value of a hypothetical $1,000
                     investment made at the beginning of the one, five or ten-year period at the end of the one, five and ten-year periods.

     Any  performance   data  quoted  for  Dual  Strategy  Fund  will  represent
historical performance and should not be considered representative of the performance of Dual Strategy Fund in the future. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than original cost.

     As the successor to Variable Annuity Fund A, Dual Strategy Fund treats the historical performance data of Variable Annuity Fund A as its own for periods prior to January 1, 1999. In computing returns for these periods, Dual Strategy Fund deducts only the type of charge currently imposed by Dual Strategy Fund (i.e., the management and investment advisory fee). Dual Strategy Fund's performance data, both before January 1, 1999 and from that date forward, do not reflect any sales, insurance or other charges imposed under the annuity contracts supported by Dual Strategy Fund. These factors and possible differences in the methods used to calculate average annual total return should be considered when comparing the returns of Dual Strategy Fund to returns published for other investment companies or other investment vehicles.

     In communicating with current or prospective shareholders, Dual Strategy Fund may also compare its performance to the performance of:

o    other mutual funds tracked by mutual fund rating services;

o    various indices; and

o    investments for which reliable performance data are available.

     The performance figures of unmanaged indices may assume reinvestment of dividends but generally do not reflect deductions for commissions or administrative and management costs. The performance of Dual Strategy Fund may be compared to averages, performance rankings or other information prepared by recognized mutual fund statistical services. Evaluations of Dual Strategy Fund's performance made by independent sources may also be used in advertisements concerning Dual Strategy Fund.

                 CUSTODIAN, INDEPENDENT ACCOUNTANTS AND COUNSEL

     InvesTrust, N.A., 6301 N. Western, Suite 210, Oklahoma City, Oklahoma 73118, holds cash, securities and other assets of Dual Strategy Fund as required by the Investment Company Act of 1940. Under its agreement with Dual Strategy Fund, InvesTrust, N.A., which is an indirect subsidiary of American Fidelity Corporation, holds Dual Strategy Fund's portfolio securities and keeps all necessary accounts and records. As compensation for its services as custodian, InvesTrust receives a monthly fee of $2.50 for each depository-eligible issue ($6.00 for each non-eligible issue), transaction fees ranging from $18.00 to $100.00 per transaction for depository-eligible issues ($34.00 to $100.00 for physical issues), a $10.00 fee for each wire transfer, and an annual fee of $950.

     This Statement of Additional Information contains financial statements for Dual Strategy Fund. KPMG LLP, 700 Oklahoma Tower, 210 Park Avenue, Oklahoma City, Oklahoma 73102 serves as independent public accountants for Dual Strategy Fund.

     McAfee & Taft A Professional Corporation, 10th Floor, Two Leadership Square, 211 North Robinson, Oklahoma City, Oklahoma 73102-7103, serves as counsel to Dual Strategy Fund.

                              FINANCIAL STATEMENTS

     Following are the financial statements of Dual Strategy Fund.

                   AMERICAN FIDELITY DUAL STRATEGY FUND, INC.

                              Financial Statements

                                December 31, 2000

                   (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report


Board of Directors and Shareholders
American Fidelity Dual Strategy Fund, Inc.:


We have audited the accompanying statement of assets and liabilities of American Fidelity Dual Strategy Fund, Inc. (the Fund), including the schedule of portfolio investments, as of December 31, 2000, the related statement of operations for the year then ended, and the statements of changes in net assets and the financial highlights for each of the two years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 2000, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Fidelity Dual Strategy Fund, Inc. as of December 31, 2000, results of its operations for the year then ended, and the changes in its net assets, and its financial highlights for each of the two years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.


                                   KPMG LLP

Oklahoma City, Oklahoma
January 19, 2001

            AMERICAN FIDELITY DUAL STRATEGY FUND, INC.

              Statement of Assets and Liabilities

                     December 31, 2000


Cash                                                    $        76,155
Investments, at market value (cost $197,851,854)            233,588,826
Accrued interest and dividends                                  258,906
                                                         --------------
           Total assets                                     233,923,887

Liability for investment securities purchased                   445,500
                                                         --------------
           Total liabilities                                    445,500
                                                         --------------
Net assets                                              $   233,478,387
                                                         ==============
Composition of net assets:
 Net capital paid in on shares of capital stock         $   201,099,181
 Undistributed net investment income                          1,697,758
 Accumulated net realized (losses)                           (5,055,524)
 Unrealized appreciation on investments                      35,736,972
                                                         --------------
 Net assets (equivalent to $11.713 per share based on
    19,933,557 shares of capital stock outstanding)     $   233,478,387
                                                         ==============

See accompanying notes to financial statements.

                 AMERICAN FIDELITY DUAL STRATEGY FUND, INC.

                          Statement of Operations

                        Year ended December 31, 2000


Investment income:
 Income:
   Dividends                                    $    3,012,271
   Interest                                            316,293
                                                ---------------
                                                     3,328,564
 Expenses:
   Investment management fees (note 2)               1,142,927
                                                ---------------
           Net investment income                     2,185,637
                                                ---------------
Realized losses on investments:
 Proceeds from sales                                74,611,449
 Cost of securities sold                            79,556,821
                                                ---------------
           Net realized losses on investments       (4,945,372)
                                                ---------------
Unrealized appreciation on investments:
 End of year                                        35,736,972
 Beginning of year                                  32,063,374
                                                ---------------
           Increase in unrealized appreciation
           on investments                            3,673,598
                                                ---------------
           Net increase in net assets resulting
             from operations                    $      913,863
                                                ===============

See accompanying notes to financial statements.

                 AMERICAN FIDELITY DUAL STRATEGY FUND, INC.

                    Statements of Changes in Net Assets

                   Years ended December 31, 2000 and 1999

                                                       2000              1999
                                                   -------------      ----------

Increase in net assets from operations:
 Net investment income                             $   2,185,637       2,012,121
 Net realized (losses) gains on investments           (4,945,372)        889,848
 Increase in unrealized appreciation on investments    3,673,598      32,063,374
                                                   -------------      ----------
            Net increase in net assets resulting
            from operations                              913,863      34,965,343

Distributions to shareholders (note 3):
 Investment income                                     2,500,000         --
 Long-term capital gains                               1,000,000         --
                                                   -------------     -----------
            Total distributions to shareholders        3,500,000         --
                                                   -------------     -----------
Changes from capital stock transactions (note 4)       6,811,112     194,288,069

            Increase in net assets                     4,224,975     229,253,412

Net assets:
 Beginning of year                                   229,253,412         --
                                                   -------------     -----------
 End of year                                       $ 233,478,387     229,253,412
                                                   =============     ===========
Undistributed net investment income                $   1,697,758       2,012,121
                                                   =============     ===========

See accompanying notes to financial statements.

                        AMERICAN FIDELITY DUAL STRATEGY FUND, INC.

                                   Financial Highlights

                                December 31, 2000 and 1999


                                                           2000             1999
                                                      -------------    -----------
Investment income and expenses:
 Investment income                                    $     0.1697          0.1603
 Operating expenses                                         0.0583          0.0541
                                                      -------------    -----------
           Net investment income                            0.1114          0.1062

Net realized and unrealized gains (losses)
from securities                                            (0.0671)         1.7406
Distributions - investment income                          (0.1274)            --
Distributions - capital gains                              (0.0509)            --
                                                     -------------     -----------
Net increase (decrease) in net asset unit value           (0.1340)          1.8468
Net asset unit value, beginning of period                  11.8468         10.0000
                                                     -------------     -----------
           Net asset unit value, end of period       $     11.7128         11.8468
                                                     =============     ===========
Net assets outstanding end of period                 $ 233,478,387     229,253,412
                                                     =============     ===========
Ratios:
 Ratio of expenses to average net assets                   0.5000%         0.5000%
 Ratio of net investment income to average
 net assets                                                0.9533%         0.9840%
 Portfolio turnover rate                                     33.3%           37.5%
 Total return                                                 0.4%           18.5%

See accompanying notes to financial statements.

                       AMERICAN FIDELITY DUAL STRATEGY FUND, INC.

                           Schedule of Portfolio Investments

                                  December 31, 2000

                                                                       Market Value
                                                                ---------------------------
                                              Shares or                         Percentage
                                              Principal                           of Net
Common Stock:                                  Amount              Amount         Assets
                                             ------------        -----------    -----------

Building Materials and Gardening Supplies:
 Home Depot, Inc.                               40,000          $  1,827,480
                                                                 -----------
                                                                   1,827,480        0.78%
                                                                 -----------
Business Services:
 Automatic Data Processing, Inc.                68,000             4,305,216
 Computer Associates International, Inc.        25,800               503,100
 Computer Sciences Corporation *                43,000             2,585,375
 Interpublic Group of Companies, Inc.           51,000             2,170,662
 Microsoft Corporation *                       143,800             6,237,324
 Sungard Data Systems, Inc. *                   45,000             2,120,625
 WPP Group PLC **                               71,000             4,459,652
                                                                 -----------
                                                                  22,381,954        9.59%
                                                                 -----------

Chemicals and Allied Products:
 Abbott Laboratories                           116,600             5,647,754
 Air Products & Chemicals, Inc.                 84,000             3,444,000
 Avery Dennison Corporation                     55,800             3,062,025
 Merck & Company, Inc.                          23,400             2,190,825
 Pfizer, Inc.                                   43,800             2,014,800
                                                                 -----------
                                                                  16,359,404        7.01%
                                                                 -----------

Communications:
 SBC Communications, Inc.                       59,182             2,825,941
 Sprint PCS                                     34,600               702,795
 Verizon Communications, Inc.                   74,248             3,721,681
 Vodafone Group PLC ADR **                      84,000             3,008,208
                                                                 -----------
                                                                  10,258,625        4.39%
                                                                 -----------

Depository Institutions:
 Bank of America Corporation                    62,032             2,845,718
 Citigroup, Inc.                                81,333             4,153,026
 J.P. Morgan & Company, Inc.                     6,000               993,000
 PNC Financial Services Group                   18,000             1,315,116
 The Chase Manhattan Corporation                73,950             3,360,066
 Wachovia Corporation                           28,000             1,627,500
                                                                 -----------
                                                                  14,294,426        6.12%
                                                                 -----------
Durable Goods, Wholesale:
 Johnson & Johnson                              55,000             5,778,410
                                                                 -----------
                                                                   5,778,410        2.47%
                                                                 -----------

See accompanying notes to financial statements.

                    AMERICAN FIDELITY DUAL STRATEGY FUND, INC.

                       Schedule of Portfolio Investments

                              December 31, 2000


                                                              Market Value
                                                         ------------------------
                                           Shares or                   Percentage
                                           Principal                     of Net
Common Stock:                               Amount         Amount        Assets
                                         -------------  ------------   ----------

Electric, Gas, Sanitary Service:
 Duke Energy Corporation                      37,000     $ 3,154,250
 Teco Energy, Inc.                            55,500       1,796,813
 Xcel Energy, Inc.                            45,000       1,307,790
                                                        ------------
                                                           6,258,853        2.68%
                                                        ------------

Electronic and Other Electric Equipment:
 Emerson Electric Company                     38,000       2,994,856
 Flextronics International, Ltd. *            48,000       1,368,000
 General Electric Company                    154,800       7,420,648
 Intel Corporation                           134,800       4,052,358
 Koninklijke Philips Electronic N.V.         125,400       4,545,750
 Nokia Corporation ADR **                     76,000       3,306,000
                                                         -----------
                                                          23,687,612       10.15%
                                                         -----------

Food and Kindred Products:
 Anheuser-Busch Companies, Inc.               62,000       2,821,000
 Pepsico, Inc.                                85,000       4,212,770
                                                         -----------
                                                           7,033,770        3.01%
                                                         -----------

General Merchandise:
 Target Corporation                          122,000       3,934,500
                                                        ------------
                                                           3,934,500       1.69%
                                                        ------------

Holding and Other Investment Offices:
 Archstone Communities Trust                  40,000       1,030,000
 Duke-Weeks Realty Corporation                30,000         738,750
 First Industrial Realty Trust                35,000       1,190,000
 Mack-Cali Realty Corporation                 31,400         896,847
 Simon Property Group, Inc.                   48,000       1,152,000
 Spieker Properties, Inc.                     24,000       1,203,000
                                                        ------------
                                                           6,210,597       2.66%
                                                        ------------

Industrial Machinery and Equipment:
 Applied Materials, Inc. *                    26,000         992,862
 Cisco Systems, Inc. *                       146,000       5,584,500
 Hewlett-Packard Company                      28,000         883,736
 United Technologies Corporation              35,000       2,751,875
                                                         -----------
                                                          10,212,973       4.37%
                                                         -----------

See accompanying notes to financial statements.

                   AMERICAN FIDELITY DUAL STRATEGY FUND, INC.

                      Schedule of Portfolio Investments

                             December 31, 2000

                                                                     Market Value
                                                             -----------------------------
                                               Shares or                      Percentage
                                               Principal                        of Net
Common Stock:                                   Amount         Amount           Asssets
                                              -----------    ------------     ------------

Instruments and Related Products:
 Agilent Technologies, Inc. *                    23,639      $ 1,294,235
                                                              -----------
                                                               1,294,235           0.55%
                                                              -----------

Insurance Carriers:
 AFLAC, Inc.                                     84,800        6,121,457
 American General Corporation                    52,000        4,238,000
 American International Group                    54,843        5,405,436
 MGIC Investment Corporation                     43,000        2,899,791
 Wellpoint Health Networks, Inc. *               17,000        1,959,250
                                                              ----------
                                                              20,623,934           8.83%
                                                              ----------

Miscellaneous Manufacturing Industries:
 Tiffany & Company                              112,800        3,567,300
 Tyco International, Ltd. **                     87,000        4,828,500
                                                             -----------
                                                               8,395,800          3.60%
                                                             -----------

Miscellaneous Retail:
 Costco Wholesale Corporation                    97,800        3,905,839
                                                              ----------
                                                               3,905,839          1.67%
                                                             -----------

Nondepository Institutions:
 American Express Company                        58,800        3,230,296
 FNMA                                            40,400        3,504,700
 Household International, Inc.                   31,000        1,705,000
 MBNA Corporation                                97,750        3,610,592
                                                             -----------
                                                              12,050,588          5.16%
                                                             -----------

Nondurable Goods, Wholesale:
 Cardinal Health, Inc.                           77,000        7,671,125
 Safeway, Inc. *                                123,700        7,731,250
                                                              ----------
                                                              15,402,375          6.60%
                                                              ----------

Oil and Gas Extraction:
 Anadarko Petroleum Corporation                  58,000        4,122,640
 Schlumberger Ltd.                               58,400        4,668,321
                                                             -----------
                                                               8,790,961          3.77%
                                                             -----------

Paper and Allied Products:
 Kimberly-Clark Corporation                      68,000        4,806,920
                                                             -----------
                                                               4,806,920          2.06%
                                                             -----------

See accompanying notes to financial statements.

                    AMERICAN FIDELITY DUAL STRATEGY FUND, INC.

                       Schedule of Portfolio Investments

                               December 31, 2000


                                                                     Market Value
                                                               -----------------------------
                                               Shares or                         Percentage
                                               Principal                           of Net
Common Stock:                                   Amount           Amount            Assets
                                             --------------    ------------      -----------


Personal Services:
 H&R Block, Inc.                                   39,300       $ 1,626,038
                                                                -----------
                                                                  1,626,038           0.70%
                                                                -----------

Petroleum Refining and Related Industries:
 BP Amoco PLC **                                   21,320         1,020,695
 Coastal Corporation                               57,000         5,033,783
 Conoco, Inc. - Class B                            91,688         2,653,176
 Exxon Mobil Corporation                           27,723         2,410,154
 Kerr-McGee Corporation                            31,400         2,101,822
 Royal Dutch Petroleum Company **                  68,200         4,130,328
 Texaco, Inc.                                      29,600         1,838,900
                                                                -----------
                                                                 19,188,858           8.22%
                                                                -----------

Primary Metal Industries:
 Engelhard Corporation                             58,000         1,181,750
                                                                -----------
                                                                  1,181,750           0.51%
                                                                -----------

Transportation by Air:
 Delta Air Lines, Inc.                            14,000           702,618
                                                               -----------
                                                                   702,618            0.30%
                                                               -----------

Transportation Equipment:
 Ford Motor Company                               28,000            656,236
                                             -----------       ------------
                                                                    656,236           0.28%
                                                               ------------      -----------
            Total common stocks (cost
            $191,127,784)                      4,466,608        226,864,756          97.17%
                                             -----------       ------------      -----------

Short-Term Investments:
 Associates Corporation of North America
   Master Note (6.48% at December 31, 2000)     6,724,070         6,724,070
                                                               ------------
           Total short-term investments                           6,724,070           2.88%
                                                               ------------      -----------
           Total investments (cost
           $197,851,854)                                        233,588,826         100.05%
                                                               ------------      -----------
           Other assets and liabilities, net                       (110,439)         -0.05%
                                                               ------------      -----------
            Total net assets                                  $ 233,478,387         100.00%
                                                               ============      ===========

*          Presently not producing dividend income.
**         Foreign investments.


See accompanying notes to financial statements.

            AMERICAN FIDELITY DUAL STRATEGY FUND, INC.

                   Notes to Financial Statements

                         December 31, 2000



(1)  Summary of Significant Accounting Policies
     (a) General

          American Fidelity Dual Strategy Fund, Inc. (the Fund) is registered as an open-end, diversified management investment company under the Investment Company Act of 1940, as amended. The assets of the Fund were formerly held by American Fidelity Variable Annuity Fund A (Variable Annuity Fund A), which operated as an open-end, diversified management investment company from 1968 to 1998, and was a separate account of American Fidelity Assurance Company (AFA). Effective January 1, 1999, Variable Annuity Fund A was converted to a unit investment trust, known as American Fidelity Separate Account A (Account A), a separate account of AFA. Also effective January 1, 1999, the Fund was established and Account A transferred its investment portfolio to the Fund in exchange for shares of the Fund.

          The Fund's investment objectives are primarily long-term growth of capital and secondarily the production of income. In order to achieve these investment objectives, the Fund normally invests in a diversified portfolio consisting primarily of common stocks.

          Shares of the Fund are only available to separate accounts of AFA or other insurance companies to fund the benefits of variable annuity contracts.

     (b) Investments
          Investments in corporate stocks are valued by Merrill Lynch Pricing Service. Securities for which published quotations are not available are valued at the quotation obtained from Bloomberg L.P. Short-term investments are valued on the basis of amortized cost, which approximates market, and include all investments with maturities less than one year.

          The Fund's portfolio of investments is diversified such that not more than five percent (5%) of the value of the total assets of the Fund are invested in any one issuer and not more than twenty-five percent (25%) are invested in any one industry or group of industries.
          Management does not believe the Fund has any significant concentrations of credit risk.

          Realized gains and losses from investment transactions and unrealized appreciation or depreciation of investments are determined using the specific identification method on a first in, first out basis. Security transactions are accounted for on a trade-date basis.

          Dividend income is recorded on the ex-dividend date, and interest income is recorded on the daily accrual basis. For certain securities in which the exact dividend is unknown on the ex-dividend date, such as stock in foreign companies, an estimate of the dividend is recorded on the ex-dividend date, and any necessary adjustments are added to the Fund's investment income on the date the dividend is received by the Fund. Any taxes withheld by foreign governments or any foreign exchange experience (gains or losses) incurred by investment in such securities are paid by the Fund and are recorded as reductions of
          dividend  income.   The  Fund  does  not  expect  these  costs  to  be
          significant.

          The Fund intends to make income and capital gains distributions, if any, on an annual basis. All distributions will be reinvested in additional shares of the portfolio at net asset value.

          In 2000, the cost of purchases and proceeds from sales of securities, other than short-term securities, were $78,508,989 and $74,611,449, respectively.

          At December 31, 2000, the cost basis of investments for financial reporting purposes was materially consistent with the cost basis for federal income tax purposes. The gross unrealized appreciation and depreciation on investments at December 31, 2000, were $47,620,298 and ($11,883,326), respectively.

     (c) Income Taxes
          Management of the Fund believes that the Fund will continue to qualify as a "regulated investment company" under subchapter M of the Internal Revenue Code (the Code). Qualification as a regulated investment company relieves the Fund of any liability for federal income taxes to the extent its earnings are distributed in accordance with the applicable provisions of the Code.

     (d) Use of Estimates
          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increase and decrease in net assets from operations during the period. Actual results could differ from those estimates.

     (e) Distributions to Shareholders
          Distributions to shareholders are recorded on the ex- dividend date.

(2)  Transactions with Affiliates
     The Fund receives investment management and advisory services under a management agreement with AFA that provides for fees to be paid to AFA at an annual rate of 0.50% of the Fund's average daily net assets. AFA has engaged two sub-advisors who receive fees equal to 0.30% and 0.38%, respectively, of the Fund's daily net assets. The sub-advisors' fees are paid by AFA.

     AFA pays all other expenses of the Fund except investment advisory fees and investment transactions costs. The Fund will not reimburse AFA at a later time for any such amounts.

     Certain officers and directors of the Fund are also officers and directors of AFA.

(3)  Distributions to Shareholders
     On November 15, 2000, distributions of $0.128 and $0.051 per share were declared for ordinary income and long-term capital gains, respectively, which amounted to $2,500,000 and $1,000,000, respectively.

(4)  Changes from Capital Stock Transactions
     As of December 31, 2000, 200,000,000 shares of $0.001 par value capital stock were authorized.

     Transactions in capital stock were as follows:


                                       Shares                       Amount
                                ----------------------    ---------------------------
                                   2000       1999           2000             1999
                                ----------  -----------   ------------    -----------

    Shares sold                 1,102,404   19,791,437    $ 12,824,575    199,004,011
    Shares issued in
      reinvestment of
        dividends and
        distributions             295,683       --          3,500,000       --
                               ----------   ----------    -----------    -----------
                                1,398,087   19,791,437     16,324,575    199,004,011

    Shares redeemed              (816,046)    (439,921)    (9,513,463)    (4,715,942)
                               ----------   ----------    -----------    -----------

    Increase in net assets
        derived from capital
        stock transactions        582,041   19, 351,516  $  6,811,112    194,288,069
                               ==========   ===========    ==========    ===========


                                     PART C

                                OTHER INFORMATION

ITEM 23 -- EXHIBITS

Exhibit
Number

a Articles of Incorporation of Registrant. Incorporated herein by reference to Exhibit 1 to Registrant's registration statement on Form N-1A filed on July 16, 1998.

b Bylaws of Registrant. Incorporated herein by reference to Exhibit 2 to Registrant's registration statement on Form N-1A filed on July 16, 1998.

d.1 Management and Investment Advisory Agreement dated December 22, 1998 between Registrant and American Fidelity Assurance Company. Incorporated herein by reference to Exhibit 5.1 to Post-Effective Amendment No. 1 to Registrant's registration statement on Form N-1A filed on January 8, 1999.

d.2 Investment Sub-Advisory Agreement dated December 8, 1998 between American Fidelity Assurance Company and Lawrence W. Kelly & Associates, Inc. Incorporated herein by reference to Exhibit 5.2 to Post-Effective Amendment No. 1 to Registrant's registration statement on Form N-1A filed on January 8, 1999.

d.3 Investment Sub-Advisory Agreement dated April 8, 1999 between American Fidelity Assurance Company and Todd Investment Advisors, Inc. Incorporated herein by reference to Exhibit A to Registrant's definitive proxy statement filed on April 9, 1999.

d.4* First Amendment to Investment Sub-Advisory Agreement, dated March 30, 2001, between American Fidelity Assurance Company and Todd Investment Advisors, Inc.

e*   Underwriter's   Agreement   between   Registrant   and  American   Fidelity
     Securities, Inc., effective January 1, 1999.

g.1 Corporate Custodial Agreement dated September 30, 1998 between Registrant and InvesTrust, N.A. Incorporated herein by reference to Exhibit 8 to Post-Effective Amendment No. 1 to Registrant's registration statement on Form N-1A filed on January 8, 1999.

g.2 Schedule of remuneration for Corporate Custodial Agreement. Incorporated herein by reference to Exhibit g.1 to Registrant's registration statement filed on February 18, 1999.

h.1 Fund Participation Agreement dated December 22, 1998 between Registrant and American Fidelity Assurance Company. Incorporated herein by reference to
     Exhibit 6 to Post-Effective Amendment No. 1 to Registrant's registration statement on Form N-1A filed on January 8, 1999.

h.2* First Amendment to Fund Participation Agreement dated December 22, 1998 between Registrant and American Fidelity Assurance Company.

i*   Opinion and Consent of Counsel.

j*   Consent of Independent Auditors.

p.1 Code of Ethics of the Registrant. Incorporated herein by reference to Exhibit p.1 to Post-Effective Amendment No. 6 to Registrant's Registration Statement on Form N-1A filed on April 28, 2000.

p.2 Code of Ethics of Registrant's principal underwriter, American Fidelity Securities, Inc. Incorporated herein by reference to Exhibit p.2 to Post-Effective Amendment No. 6 to Registrant's Registration Statement on Form N-1A filed on April 28, 2000.

p.3  Code of  Ethics  of  Registrant's  investment  adviser,  American  Fidelity
     Assurance Company. Incorporated herein by reference to Exhibit p.3 to Post-Effective Amendment No. 6 to Registrant's Registration Statement on Form N1-A filed on April 28, 2000.

p.4* Code of Ethics of Registrant's sub-adviser, Lawrence W. Kelly & Associates,
     Inc.

p.5* Code of Ethics of Registrant's sub-adviser, Todd Investment Advisors, Inc.

99*  Organization chart of American Fidelity Assurance Company.

------------
*  Filed herewith.

ITEM 24 -- PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE FUND

American Fidelity Assurance Company, an Oklahoma corporation and a wholly-owned subsidiary of American Fidelity Corporation, a Nevada corporation, is the sole holder of record of Dual Strategy Fund's shares. American Fidelity Corporation is controlled by a family investment partnership, Cameron Enterprises, A Limited Partnership. William M. Cameron, an individual, and Lynda L. Cameron, an individual, each own 50% of the common stock of Cameron Associates, Inc., the sole general partner of Cameron Enterprises A Limited Partnership. The organization chart filed herewith as Exhibit 99 shows the affiliated entities.

ITEM 25 -- INDEMNIFICATION

Article Eighth, Section 2 of Dual Strategy Fund's Articles of Incorporation provides as follows:

     The corporation shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent that indemnification of directors is permitted by the Maryland General Corporation Law. The corporation shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law. The Board of Directors may, through a by-law, resolution or agreement, make further provisions for indemnification of directors, officers, employees and agents to the fullest extent permitted by the Maryland General Corporation Law.


     The By-Laws of Dual Strategy Fund provide in Article VIII as follows:

     1. INDEMNIFICATION OF DIRECTORS AND OFFICERS. The corporation shall indemnify its directors to the fullest extent that indemnification of directors is permitted by law. The corporation shall indemnify its officers to the same extent as its directors and to such further extent as is consistent with law. The corporation shall indemnify its directors and officers who while serving as directors or officers also serve at the request of the corporation as a director, officer, partner, trustee, employee, agent or fiduciary of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan to the same extent as its directors and, in the case of officers, to such further extent as is consistent with law. The indemnification and other rights provided by this Article shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person. This Article shall not protect any such person against any liability to the corporation or any stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office ("disabling conduct").

     2. ADVANCES. Any current or former director or officer of the corporation seeking indemnification within the scope of this Article shall be entitled to advances from the corporation for payment of the reasonable expenses incurred by him in connection with the matter as to which he is seeking indemnification in the manner and to the fullest extent permissible under the General Corporation Law. The person seeking indemnification shall provide to the corporation a written affirmation of his good faith belief that the standard of conduct necessary for indemnification by the corporation has been met and a written undertaking to repay any such advance if it should ultimately be determined that the standard of conduct has not been met. In addition, at least one of the following additional conditions shall be met: (a) the person seeking indemnification shall provide security in form and amount acceptable to the corporation for his undertaking; (b) the corporation is insured against losses arising by reason of the advance; or (c) a majority of a quorum of directors of the corporation who are neither "interested persons" as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, nor parties to the proceeding ("disinterested non-party directors"), or independent legal counsel, in a written opinion, shall have determined, based on a review of facts readily available to the corporation at the time the advance is proposed to be made that there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

     3. PROCEDURE. At the request of any person claiming indemnification under this Article, the Board of Directors shall determine, or cause to be determined, in a manner consistent with the General Corporation Law, whether the standards required by this Article have been met. Indemnification shall be made only following: (a) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indemnified was not liable by reason of disabling conduct or (b) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the person to be indemnified was not liable by reason of disabling conduct by (i) the vote of a majority of a quorum of disinterested non-party directors or (ii) an independent legal counsel in a written opinion.

     4. INDEMNIFICATION OF EMPLOYEES AND AGENTS. Employees and agents who are not officers or directors of the corporation may be indemnified and reasonable expenses may be advanced to such employees or agents, as may be provided by action of the Board of Directors or by contract, subject to any limitations imposed by the Investment Company Act of 1940, as amended.

     5. OTHER RIGHTS. The Board of Directors may make further provision consistent with law for indemnification and advance of expenses to directors, officers, employees and agents by resolution, agreement or otherwise. The indemnification provided by this Article shall not be deemed exclusive of any other right, with respect to indemnification or otherwise, to which those seeking indemnification may be entitled under any insurance or other agreement or resolution of stockholders or disinterested non-party directors or otherwise.

     6. AMENDMENTS. References in this Article are to the General Corporation Law and to the Investment Company Act of 1940 as from time to time amended. No amendment of the by-laws shall affect any right of any person under this Article based on any event, omission or proceeding prior to the amendment.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 26 -- BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER

     American Fidelity Assurance Company is primarily engaged in writing life, accident and health insurance and annuity contracts. Set forth below are the names of each of the directors and executive officers of American Fidelity Assurance Company, their positions and offices with American Fidelity Assurance Company and any other business, profession, vocation or employment of a substantial nature in which each is or has been, during the past two fiscal years, engaged for his or her own account or in the capacity of director, officer, employee, partner or trustee:

Name and Principal         Positions and Offices
Business Address*          with the Company         Other Affiliations
-----------------          ----------------         ------------------
Lynda L. Cameron           Director                 President, Cameron Equestrian Centers,
                                                    Inc.
                                                    2000 N. Classen Boulevard
                                                    Oklahoma City, OK 73106

William M. Cameron         Chairman and Chief       Chairman, President and Chief
                           Executive Officer,       Executive Officer (January 1998 to
                           Director                 present); Vice Chairman and Senior
                                                    Vice President (prior to 1998),
                                                    American Fidelity Corporation;
                                                    Director, ASC Holding, L.L.C.;
                                                    Chairman, First Fidelity Bank, N.A.
                                                    and First Fidelity BanCorp, Inc.
                                                    5101 N. Classen, Suite 500
                                                    Oklahoma City, OK 73118

David R. Carpenter         Senior Vice President,   Senior Vice President, American
                           Treasurer                Fidelity Corporation; Chairman,
                                                    President, Chief Executive Officer,
                                                    Treasurer, and Chief Financial
                                                    Officer, American Fidelity Securities,
                                                    Inc.; Senior Vice President, American
                                                    Fidelity Dual Strategy Fund, Inc.

William E. Durrett         Senior Chairman,         Senior Chairman (January 1998 to
                           Director                 present); Chairman, President and
                                                    Chief Executive Officer
                                                    (prior to 1998), American Fidelity
                                                    Corporation; Director,
                                                    Bank Oklahoma Financial Corporation
                                                    Bank Oklahoma Tower
                                                    P. O. Box 2300
                                                    Tulsa, OK 74192;
                                                    Director,
                                                    Integris Health, Inc.
                                                    3366 N.W. Expressway
                                                    Oklahoma City, OK 73112;
                                                    Director,
                                                    OGE Energy Corporation
                                                    P. O. Box 321
                                                    Oklahoma City, OK  73101

Charles R. Eitel           Director                 Chairman, Chief Executive Officer and
                                                    Director, Simmons Company
                                                    One Concourse Parkway, Suite 600
                                                    Atlanta, GA  30328

Theodore M. Elam           Director                 Vice President and Shareholder,
                                                    McAfee & Taft A Professional
                                                    Corporation
                                                    Two Leadership Square, Tenth Floor
                                                    211 North Robinson
                                                    Oklahoma City, OK  73102

Stephen P. Garrett         Senior Vice President,   Senior Vice President and
                           Secretary                Secretary, American Fidelity
                                                    Corporation

William A. Hagstrom        Director                 Chairman and Chief Executive Officer,
                                                    The Women's Care Network
                                                    204 N. Robinson,
                                                    Suite 1300
                                                    Oklahoma City, OK 73102

Kenneth D. Klehm           Senior Vice President    Senior Vice President,
                                                    Treasurer, Controller and Chief
                                                    Financial Officer, American Fidelity
                                                    Corporation; Senior Vice President,
                                                    American Fidelity Dual Strategy Fund,
                                                    Inc.; Director, ASC Holdings, L.L.C.,
                                                    Director, ASC Holding, L.L.C.;
                                                    Director, First Fidelity Bank and
                                                    First Fidelity BanCorp, Inc.
                                                    5101 N. Classen, Suite 500
                                                    Oklahoma City, OK  73118

Alfred L. Litchenburg      Senior Vice President    Director,
                                                    Southwest Bancorp, Inc.
                                                    608 South Main Street
                                                    Stillwater, OK  74074

David R. Lopez             Director                 Texas Operations
                                                    Southwestern Bell Telephone
                                                    1616 Guadalupe, Room 630
                                                    Austin, TX  78701

Paula Marshall-Chapman      Director                Chief Executive Officer,
                                                    The Bama Companies, Inc.
                                                    2745 East 11th Street
                                                    Tulsa, OK  74104;
                                                    Director,
                                                    Public Service Company
                                                    212 East 6th Street
                                                    Tulsa, OK  74119

John W. Rex                 President, Chief        Executive Vice President and
                            Operating               Director, American Fidelity
                            Officer, Director       Corporation

Galen P. Robbins, M.D.      Director                Physician and, prior to 1998,
                                                    Director, Cardiovascular Clinic
                                                    11901 Quail Creek Road
                                                    Oklahoma City, OK 73120

------------

*  Principal  business  address is 2000 N.  Classen  Boulevard,  Oklahoma  City,
Oklahoma  73106  or,  if   applicable,   the  address  set  forth  under  "Other
Affiliations."

     The officers and directors of Lawrence W. Kelly & Associates, Inc., and the positions they have held since January 1, 1998 or earlier are as follows:

    Name                  Positions with Sub-Adviser and Other Affiliations
    ----                  -------------------------------------------------

Lawrence W. Kelly         Director, Chairman, Chief Executive Officer, Treasurer

Nicholas J. Welsh         Executive Vice President

H. James Darcey           Executive Vice President

Maria Alejandra Tescher   Executive Vice President - Senior Trader & Operations
                          Manager

Janice M. Kelly           Vice President (1998 - Present);
                          Director, Secretary

Scott M. Kelly            Vice President (1998 - Present);
                          Portfolio Manager, Capital Consultants, Inc. (1997 -
                          1998)

     Todd Investment Advisors, Inc. is managed by the following persons, who have held the positions indicated since January 1, 1998 or earlier:

  Name                    Positions with Sub-Adviser and Other Affiliations
  ----                    -------------------------------------------------

Bosworth M. Todd          Chairman; Director, First Capital Bank of
                          Kentucky, Louisville, KY (1996-present)

Robert P. Bordogna        President and Chief Executive Officer

Gayle S. Dorsey           Partner-- Private  Client  Services  (1997-present);
                          Vice President,
                          J.J.B. Hilliard, W.L. Lyons, Inc.,
                          Louisville, KY (1976-1997)

Sam C. Ellington          Partner-- Portfolio Manager - Equity

Curtiss M. Scott, Jr.     Partner-- Senior Portfolio Manager - Equity

Margaret C. Bell          Partner-- Director of Marketing


ITEM 27 -- PRINCIPAL UNDERWRITERS

     (a) American Fidelity Securities, Inc., a wholly-owned subsidiary of American Fidelity Assurance Company, is the sole underwriter for Dual Strategy Fund. American Fidelity Securities is also the underwriter for American Fidelity Separate Account A and American Fidelity Separate Account B.

     (b) AFS director and officer information is as follows:

Name and Principal       Positions and Offices                 Positions and
Business Address         with Underwriter                      Offices with Fund
----------------         ----------------                      -----------------

David R. Carpenter       Director, Chairman, President, Chief  None
P. O. Box 25523          Executive Officer, Treasurer, Chief
Oklahoma City, OK 73125  Financial Officer and Investment
                         Company and Variable Contracts
                         Products Principal

Marvin R. Ewy            Director, Vice President, Secretary,  None
P. O. Box 25523          Chief Compliance Officer and
Oklahoma City, OK 73125  Investment Company and Variable
                         Contracts Products Principal

Nancy K. Steeber         Director, Vice President, Chief       None
P. O. Box 25523          Operations Officer and Investment
Oklahoma City, OK 73125  Company and Variable Contracts
                         Products Principal

     (c) AFS receives no compensation for the sale of shares of Dual Strategy Fund.

ITEM 28 -- LOCATION OF ACCOUNTS AND RECORDS

     All records relating to Dual Strategy Fund required by Section 31(a) of the 1940 Act are kept by Dual Strategy Fund or its custodian at the following addresses:

                  American Fidelity Dual Strategy Fund, Inc.(R)
                            2000 N. Classen Boulevard
                          Oklahoma City, Oklahoma 73106
                                       or
                                InvesTrust, N.A.
                           6301 N. Western, Suite 210
                          Oklahoma City, Oklahoma 73118

ITEM 29 -- MANAGEMENT SERVICES

    Not applicable

ITEM 30 -- UNDERTAKINGS

    Not applicable


                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness under Rule 485(b) under the Securities Act and has duly caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Oklahoma City, and State of Oklahoma on the day of April 16, 2001.


                                AMERICAN FIDELITY DUAL STRATEGY FUND, INC.(R)


                                By /s/ JOHN W. REX
                                   John W. Rex, Chairman of the
                                   Board and President

     Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 6 to Registration Statement has been signed below by the following persons in the capacities indicated on April 16, 2001.


/s/ JOHN W. REX                                /s/ GREGORY M. LOVE
John W. Rex, Chairman of the Board,            Gregory M. Love, Director
 President and Treasurer

/s/ DANIEL D. ADAMS, JR.                       /s/ J. DEAN ROBERTSON
Daniel D. Adams, Jr., Director and Secretary   J. Dean Robertson, Director

/s/ JEAN G. GUMERSON                           /s/ G. RAINEY WILLIAMS, JR.
Jean G. Gumerson, Director                     G. Rainey Williams, Jr., Director



                                INDEX TO EXHIBITS

Exhibit
Number        Description                  Method of Filing

a    Articles   of    Incorporation   of   Incorporated herein by reference
     Registrant.

b    Bylaws of Registrant.                 Incorporated herein by reference

d.1  Management and Investment  Advisory   Incorporated herein by reference
     Agreement  dated  December 22, 1998
     between   Registrant  and  American
     Fidelity Assurance Company.

d.2  Investment  Sub-Advisory  Agreement   Incorporated herein by reference
     dated   December  8,  1998  between
     American Fidelity Assurance Company
     and Lawrence W. Kelly & Associates,
     Inc.

d.3  Investment  Sub-Advisory  Agreement   Incorporated herein by reference
     dated   April   8,   1999   between
     American Fidelity Assurance Company
     and Todd Investment Advisors, Inc.

d.4* First   Amendment   to   Investment   Filed herewith electronically
     Sub-Advisory Agreement, dated March
     30, 2001, between American Fidelity
     Assurance    Company    and    Todd
     Investment Advisors, Inc.

e*   Underwriter's   Agreement   between   Filed herewith electronically
     Registrant  and  American  Fidelity
     Securities, Inc., effective January
     1, 1999.

g.1  Corporate Custodial Agreement dated   Incorporated herein by reference
     September    30,    1998    between
     Registrant and InvesTrust, N.A.

g.2  Schedule   of   remuneration    for   Incorporated herein by reference
     Corporate Custodial Agreement.

h.1  Fund Participation  Agreement dated   Incorporated herein by reference
     December     22,    1998    between
     Registrant  and  American  Fidelity
     Assurance Company.

h.2* First     Amendment     to     Fund   Filed herewith electronically
     Participation    Agreement    dated
     December     22,    1998    between
     Registrant  and  American  Fidelity
     Assurance Company.

i*   Opinion and Consent of Counsel.       Filed herewith electronically

j*   Consent of Independent Auditors.      Filed herewith electronically

p.1  Code of Ethics of the Registrant.     Incorporated herein by reference

p.2  Code  of  Ethics  of   Registrant's   Incorporated herein by reference
     principal   underwriter,   American
     Fidelity Securities, Inc.

p.3  Code  of  Ethics  of   Registrant's   Incorporated herein by reference
     investment    adviser,     American
     Fidelity Assurance Company.

p.4* Code  of  Ethics  of   Registrant's   Filed herewith electronically
     sub-adviser,  Lawrence  W.  Kelly &
     Associates, Inc.

p.5* Code  of  Ethics  of   Registrant's   Filed herewith electronically
     sub-adviser,     Todd    Investment
     Advisors, Inc.

99*  Organization   chart  of   American   Filed herewith electronically
     Fidelity Assurance Company.

------------
*  Filed herewith.

                                                                     Exhibit d.4

                                 FIRST AMENDMENT
                                       TO
                        INVESTMENT SUB-ADVISORY AGREEMENT

          This FIRST AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT is entered into as of this 30th day of March 2001 by and between AMERICAN FIDELITY ASSURANCE COMPANY (the "Client"), which is the investment adviser to American Fidelity Dual Strategy Fund, Inc. (the "Fund"), and TODD INVESTMENT ADVISORS, INC. (the "Investment Sub-Adviser").

          WHEREAS, the Client and the Investment Sub-Adviser previously entered into that certain Investment Sub-Advisory Agreement (the "Sub-Advisory Agreement") dated as of April 8, 1999, whereby the Client appointed the Investment Sub-Adviser to serve as an investment adviser with respect to certain assets of the Fund;

          WHEREAS, it is the desire of the aforementioned parties that the Sub-Advisory Agreement be amended to reflect a new fee structure in connection with the services provided by the Investment Sub-Adviser.

          NOW THEREFORE, in consideration of the mutual covenants contained herein, the parties hereby agree as follows:

          1. Amendment of Section 6. Section 6 of the Sub-Advisory Agreement is hereby amended to read in its entirety as follows:

     6.   Fee Payable to Investment Sub-Adviser

     For services under this Agreement, the Investment Sub-Adviser shall be entitled to receive from the Client a fee in an amount equal to the greater of (a) .095% of the current value of the Investment Assets as of the close of the last trading day in March, June, September, and December (.38% on an annual basis) up to and including $100,000,000 and .075% of the current value of the Investment Assets on those days (.30% on an annual basis) above $100,000,000, or (b) $12,500 per quarter ($50,000 on an annual basis). Such fees shall be payable in arrears as soon as practicable, but not more than 10 business days, after the last day of each calendar quarter.

          2. No Other Amendment. Except as set forth above, the Sub Advisory Agreement shall continue in full force and effect.

          3. Entire Agreement. This Amendment sets forth the entire agreement among the parties with respect to the subject matter hereof, and there are no other agreements or understandings, written or oral, with respect to such subject matter.

          4. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party hereto.

          IN WITNESS WHEREOF, the parties have executed this Amendment as of the day and year first above written.

CLIENT:                      AMERICAN FIDELITY ASSURANCE COMPANY


                             By  /s/ JOHN W. REX
                                 Name:  John W. Rex
                                 Title:  President



INVESTMENT SUB-ADVISER:      TODD INVESTMENT ADVISORS, INC.


                             By  /s/ ROBERT P. BORDOGNA
                                 Name:  Robert P. Bordogna
                                 Title:  President and Chief Executive Officer

                                                                       Exhibit e

                             UNDERWRITER'S AGREEMENT

It is hereby agreed by and between American Fidelity Dual Strategy Fund, Inc. (the "Fund") and American Fidelity Securities, Inc. (the "Underwriter") as follows:

The Fund proposes to issue shares of the Fund to American Fidelity Assurance Company (the "insurance company") to fund variable annuity contracts (the "Contracts") issued by the insurance company and sold to the public by the Underwriter. The Underwriter agrees to provide sales service subject to the terms and conditions herein. The Contracts to be sold are more fully described in the registration statement and prospectus hereinafter mentioned. Such Contracts will be issued by the insurance company through Separate Account A and Separate Account B.

The Fund grants the Underwriter the right during the term of this Agreement, subject to registration requirements of the Securities Acts of 1933 and the Investment Company Act of 1940 and the provisions of the Securities Exchange Act of 1934 to be a distributor of Contracts offered by the insurance company and funded entirely or partially by shares of the Fund. The Underwriter will sell the Contracts under such terms as set by the Insurance Company and will make such sales to purchaser permitted by such Contracts as specified in the prospectus.

Underwriter shall be compensated for its distribution services in such amount as to meet all of its obligations to selling broker-dealers with respect to all purchase payments accepted by the Insurance Company on the Contracts covered hereby.

On behalf of Separate Account A and Separate Account B, the Fund shall furnish the Underwriter with copies of prospectuses, financial statements and other documents which Underwriter reasonable requests for use in connection with the distribution of the Contracts. The Fund shall provide the Underwriter such number of copies of the current effective prospectuses as underwriter shall request.

The Underwriter is not authorized to give any information, or to make any representations concerning the Fund other than those contained in the current registration statements or prospectuses relating to the Fund filed with the Securities and Exchange Commission or such sales literature as may be authorized by the Fund.

Both parties to this Agreement agree to keep the necessary records as indicated by applicable state and federal law and to render the necessary assistance to one another for the accurate and timely preparation of such records.

This  agreement  shall be  effective  as of January 1, 1999,  and will remain in
effect  unless  terminated  as  hereinafter   provided.   This  Agreement  shall
automatically be terminated in the event of its assignment by the Underwriter.

This Agreement may at any time be terminated by either party hereto upon 60 days' written notice to the other party.

All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been given on the date of service if served personally on the party to whom notice is to be given, or on the date of mailing if sent by First Class Mail, Registered or Certified, postage prepaid and properly addressed.

IN WITNESS WHEREOF, parties hereto have caused this instrument to be signed on their behalf by their respective officer thereunto duly authorized.

Executed to be effective as of January 1, 1999.

                                FUND
                                AMERICAN FIDELITY DUAL
ATTEST:                         STRATEGY FUND, INC.


/s/ DANIEL ADAMS                BY: /s/ JOHN W. REX
Daniel Adams, Secretary             John W. Rex, Chairman



                                UNDERWRITER
                                AMERICAN FIDELITY SECURITIES, INC.
ATTEST:


/s/ MARVIN R. EWY               BY: /s/ DAVID R. CARPENTER
Marvin R. Ewy, Secretary            David R. Carpenter, President

                                                                     Exhibit h.2

         First Amendment to Fund Participation Agreement

      The Fund Participation Agreement, dated as of the 22nd day of December 1998, between American Fidelity Dual Strategy Fund, Inc., an open-end management investment company organized as a Maryland corporation, and American Fidelity Assurance Company, a life insurance company organized and domiciled under the laws of the State of Oklahoma (the "Agreement") is hereby amended as follows:

      Schedule A is hereby amended to read in its entirety as follows:

                                   "SCHEDULE A

Segregated Accounts of American Fidelity Assurance Company Participating in American Fidelity Dual Strategy Fund, Inc.

Name of Separate Account          Effective Date of Participation

American Fidelity                 January 1, 1999
   Separate Account A

American Fidelity                 May 1, 1999"
   Separate Account B

     This amendment shall be treated as though it had been in full force and effect since the date of the Agreement. All other terms and provisions of the Agreement not amended hereby shall remain in full force and effect.

                         AMERICAN FIDELITY ASSURANCE COMPANY

                         By:    /s/ JOHN W. REX
                                Name: John W. Rex
                         Title: President


                         AMERICAN  FIDELITY DUAL  STRATEGY  FUND,
                         INC.

                         By:    /s/ JOHN W. REX
                                Name: John W. Rex
                         Title: Chairman of the Board and President

                                                                       EXHIBIT i

                                 April 27, 2001


American Fidelity Dual Strategy Fund, Inc.
2000 N. Classen Boulevard
Oklahoma City, Oklahoma  73106

     Re: Post-Effective  Amendment No. 6 to Registration  Statement on Form N-1A
         (File Nos. 333-59185 and 811- 08873)

Ladies and Gentlemen:

     You have requested our opinion in connection with the filing with the Securities and Exchange Commission of Post-Effective Amendment No. 6 to the above-referenced Registration Statement on Form N-1A of American Fidelity Dual Strategy Fund, Inc. (the "Fund").

     We have made such examination of the law and have examined such records and documents as in our judgment are necessary or appropriate to enable us to render the opinions expressed below.

     Based upon the foregoing, we are of the opinion that:

     (1) The Fund is a corporation validly existing under the laws of the State of Maryland.

     (2) The shares of the Fund to be issued, if issued and sold in accordance with the Fund's Articles of Incorporation and Bylaws and for the consideration described in the Post-Effective Amendment, will be legally issued, fully paid and non-assessable.

     You may use this opinion letter as an exhibit to the Registration Statement. We consent to the reference to our firm under the caption "Custodian, Independent Accountants and Counsel" contained in this Statement of Additional Information which forms a part of the Registration Statement.

                                   Very truly yours,


                                   /s/ MCAFEE & TAFT A PROFESSIONAL CORPORATION
                                   McAfee & Taft A Professional Corporation

                                                                       Exhibit j

                          Independent Auditors' Consent


The Board of Directors
American Fidelity Dual Strategy Fund, Inc.:

We consent to the use of our report included herein, the reference to our firm under the heading "Financial Highlights" in the Prospectus, and the reference to our firm under the heading "Custodian, Independent Accountants and Counsel" in the Statement of Additional Information.

                                   KPMG LLP


Oklahoma City, Oklahoma
April 20, 2001

                                                                     Exhibit p.4

                      LAWRENCE W. KELLY & ASSOCIATES, INC.

                                 CODE OF ETHICS

                         (Effective as of June 1, 2000)

INTRODUCTION

     The federal securities laws prohibit any person affiliated with an investment adviser to a registered investment company, such as Lawrence W. Kelly & Associates, Inc. (hereinafter referred to as the "Firm"), to engage in any acts or practices that would be deemed to defraud such registered investment company or to be a manipulative practice with respect to such investment company. This prohibition is applicable in connection with the purchase of a security to be acquired by or the sale of a security held by such registered investment company. In addition, such laws contain the general securities law anti-fraud language which prohibits making to such registered investment company any untrue statement of a material fact or omitting to state to such registered investment company a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. These anti-fraud regulations require that affiliates of an investment adviser to a registered investment company protect the interests of the registered investment company and refrain from using any information derived from advisory duties performed for the registered investment company for their own personal benefit or in any manner that could be detrimental to such registered investment company.

     It is expected that all officers, directors and employees of the Firm will observe the highest possible standards of ethics and will so conduct their personal affairs to avoid any conflict, or appearance of conflict, with their duties for the Firm. This standard of conduct applies to your dealing with all clients of the Firm. In any situation where the potential for conflict exists, transactions for clients must take precedence over personal transactions. Recommendations to clients made, or under consideration, are confidential. In addition, the Firm's officers, directors and employees must not use, or appear to use, their position as such to obtain any personal benefit from brokers or others seeking to do business with the Firm or any Firm client, which includes registered investment companies. Should any situation arise not specifically governed by this Code of Ethics, the general principles stated in this and the above paragraph shall govern the resolution of the matter.

     Rules set forth herein are applicable to all officers, directors and employees of the Firm who are in a position to obtain information concerning securities recommendations being considered or made by the Firm prior to the effective dissemination of such recommendations.

     All rules apply to transactions in such person's own accounts and in accounts which such person "beneficially owns." A person is deemed to "beneficially own" accounts from which he or she derives economic benefit, including accounts of his or her spouse, minor children, family members sharing such person's home, and all other accounts over which such person exercises investment discretion or control, such as accounts for which he or she is a trustee, custodian or guardian.

     A violation of the Code of Ethics may result in civil or criminal liability, or both, under the federal securities laws. In addition, any transaction which is considered to have been improper, or which appears improper in light of subsequent developments even though proper when made, is subject to reversal. The Firm must also report these violations to the registered investment companies that it advises. Willful violation of this Code of Ethics may be cause for termination of employment.

     Questions regarding this Code of Ethics, including questions concerning particular personal transactions, should be directed to Lawrence W. Kelly.

     This Code of Ethics must be read by each officer, director and employee of the Firm and any other individuals covered hereby, acknowledged and returned to Lawrence W. Kelly. A duplicate copy is attached and should be retained for reference.

GENERAL POLICY - PERSONAL SECURITIES TRANSACTIONS

     No purchase or sale by an officer, director or employee of the Firm or other person covered by this Code of Ethics will normally be allowed of a security under "active consideration" for purchase or sale for the account of any clients of the Firm. A security is under "active consideration" when it is being considered by a security analyst/investment counselor for possible purchase or sale for a client account within the next five business days. However, the Firm generally buys securities for or sells securities from client accounts only upon a significant change in the price of the security or the happening of other extrinsic events beyond the Firm's control. Such purchases and sales generally are under "active consideration" for less than five business days and often are only under "active consideration" on the day the securities transactions occur. Securities are not deemed to be under active consideration merely because the Firm would consider buying a security for or selling a security from client accounts upon the happening of such an extrinsic factor. Therefore, the Firm does not restrict the purchase and sale of securities that are monitored for the happening of some extrinsic change, but not under active consideration. As a result of this method of investment decision, few or no stocks are under active consideration at any point in time.

     Moreover,   a  security   will  not  be  considered  to  be  under  "active
consideration" solely because (1) it is included in a general portfolio constructed for a client of the Firm or (2) it is a security that the Firm has in a number of client portfolios and would be purchased if the Firm obtained a new client or additional funds with respect to an existing client; provided however that such a security would be deemed to be under active consideration if the Firm had a strong belief that it would receive within the next five business days additional funds to invest from a new or existing client and such investment would include such security. Similarly, client securities would be deemed to be under active consideration for sale if the firm has a strong belief a client will withdraw funds in the next five business days and such a withdrawal would result in such securities being sold. A security ceases to be under active consideration immediately upon being purchased for or sold by all client accounts for which the Firm believes such purchase or sale is then appropriate.

     The term security (as used throughout this Code of Ethics) includes any security convertible into such security. Purchases or sales of securities by an officer, director, employee of the Firm or other person covered by this Code of Ethics shall hereinafter be referred to as "personal securities transactions."

PRE-CLEARANCE REQUIREMENT

     All  personal  securities  transactions  must be  cleared  in  advance,  as provided below, and executed within two business days after such clearance. Duplicate copies of all confirmation statements for personal securities transactions subject to the pre-clearance requirement shall be sent to the Firm,
Attention: Lawrence W. Kelly.

     All personal securities transactions must be cleared with Lawrence W. Kelly or other person designated by Mr. Kelly ("Designee"). Mr. Kelly will, upon the receipt of a request for clearance of a purchase or sale of a security, determine whether such security is under active consideration as defined above. Persons engaging in securities transactions must keep a personal record of the person pre-clearing each transaction, the date of such pre-clearance and the time and nature of such transaction.

EXEMPTIONS TO PRE-CLEARANCE REQUIREMENTS

     Pre-clearance requirements for personal securities transactions do not apply to transactions in (i) United States government securities, (ii) shares of open-end investment companies, i.e. mutual funds, (iii) bankers' acceptance, bank certificate of deposit, short-term commercial paper and high quality short-term debt instruments ("High Grade Short-Term Debt") or (iv) stock index futures contracts (such as the S & P 500 Stock Index), call or put options in any stock index futures contract, puts and calls with respect to stock indexes and other stock index based securities, including securities based on foreign stock indexes ("Stock Index Securities").

ADDITIONAL PROHIBITIONS

     "Hot new issues" -- Persons subject to this Code of Ethics may not purchase on the initial underwriting new issues of securities for which the demand exceeds the supply.

     Other public offerings -- Generally, persons subject to the Code of Ethics will be prohibited from purchasing securities in other initial public offerings. Anyone wishing to purchase securities in an initial public offering must submit a detailed written justification for such purchase. Any request to purchase in an initial public offering that is not a "hot new issue" must include evidence that the issuer is an entity in which no client is likely to invest during the 24 months following such initial public offering.

     Persons subject to this Code of Ethics may not purchase or hold, at any time, any security or other interest in any privately owned broker or dealer in securities. In addition, no person will be allowed to own more than 1% of any publicly traded broker or dealer in securities.

     Trading on "inside information" of any sort, whether obtained in the course of research activities, through a client relationship, or otherwise, is prohibited. This includes trading in a security with respect to which either the Firm or the person subject to this Code of Ethics who is trading, has inside information. The Firm has a separate statement of policy regarding insider trading. All officers, directors and employees of the Firm are subject to and must read the Firm's insider trading policy.

     Affiliation with investment clubs is prohibited.

     Trading on rumors (for the Firm or a personal account) is prohibited.

     Day trading (buying and selling the same security in a single day) for a personal account is prohibited. If other patterns of excessive trading develop, further restrictions may be imposed by the Firm.

     The purchase of securities in private placements of securities is prohibited absent (i) prior written approval and (ii) evidence that the issuer is an entity in which no client has invested during the prior 24 months and which no client is likely to invest during the following 24 months.

     Investment personnel of the Firm are prohibited from serving on the board of directors of publicly traded companies absent prior written authorization based upon a determination that board service would be consistent with the interests of all the Firm's clients.

     Investment personnel of the Firm are prohibited from receiving any gift or other thing of more than de minimis value from any person or entity that does business with, or on behalf of, any registered investment company or other Firm client for which the Firm acts as an investment adviser.

REPORTING

     Quarterly Reports

     All personal securities transactions must be reported to the Lawrence W. Kelly or a Designee quarterly, based upon the following schedule:

          First  quarter -- April  10th*
          Second  quarter  -- July  10th*
          Third quarter -- October 10th*
          Fourth quarter -- January 10th*

-------------

*If this date falls on a Saturday, Sunday or holiday, the Report is due by the close of business on the preceding business day.

     Each report shall be in the form of the Quarterly Securities Report (the "Report") attached to this Code of Ethics, and must be received by Mr. Kelly or a Designee by the date indicated. (Reports given to a Designee will be reviewed and initialed by Mr. Kelly.) A Report must be filed for each quarter regardless of whether any securities transactions have occurred. The reporting person must sign the Report, which must include all transactions in accounts which such reporting person "beneficially owns." The reporting person may seek to disclaim beneficial ownership in a particular transaction on the Report, stating in the Report the reason for such disclaimer. Reporting persons are not required to include in the Report transactions in (i) United States government securities (direct obligations of the United States), (ii) shares of mutual funds or (iii) High Quality Short-Term Debt.

PLEASE NOTE THAT YOU NEED NOT COMPLETE A QUARTERLY REPORT IF YOUR BROKER TRADE CONFIRMATIONS AND/OR ACCOUNT STATEMENTS THAT THE FIRM RECEIVES WOULD PROVIDE DUPLICATE INFORMATION REGARDING THE RELEVANT TRANSACTIONS.

GENERALLY, A PERSON'S BROKER TRADE CONFIRMATIONS WILL BE AN ADEQUATE SUBSTITUTE FOR QUARTERLY REPORTS IF (1) ALL A PERSON'S CONFIRMATIONS ARE AUTOMATICALLY SENT TO THE FIRM, (2) THE CONFIRMATIONS ARE ROUTINELY DELIVERED WITHIN TEN DAYS OF THE TRADE DATE AND (3) THE CONFIRMATIONS CONTAIN ALL THE INFORMATION WITH RESPECT TO THE TRADES CONTAINED IN A QUARTERLY REPORT. PLEASE CONFIRM THE ADEQUACY OF YOUR BROKER TRADE CONFIRMATIONS WITH LAWRENCE W. KELLY.

     Other Reports

     Each new officer, director or employee of the Firm hereafter shall be required to file (1) a Statement of Ownership Report, (2) a Statement of Brokerage Accounts Report and (3) Acknowledgment of Code of Ethics upon employment with the Firm as of the date of such employment. These reports must be filed with Mr. Kelly or a Designee in the forms attached to this Code of Ethics. The Statement of Ownership Report is a statement of the issuer and title of all securities owned by the employee or other persons covered by this Code of Ethics (and the nature of such ownership). The Statement of Brokerage Accounts Report is a statement of all brokerage accounts or other accounts holding or capable of holding securities in which the reporting person has a beneficial interest. The Acknowledgment of Code of Ethics is a form in which an employee acknowledges that he or she is subject to the Code of Ethics.

     Additionally, a Statement of Ownership Report as of June 30, a Statement of Brokerage Account Report and an Acknowledgment of Code of Ethics must be filed by July 30 of each year. Any new brokerage accounts or accounts holding or capable of holding securities that a reporting person opens or acquires an interest in must be reported on a new Statement of Brokerage Accounts Report within thirty (30) days of the opening of such account or the acquisition of a beneficial interest in such account.

              LAWRENCE W. KELLY & ASSOCIATES, INC.
                         ACKNOWLEDGMENT
                               OF
                         CODE OF ETHICS


     I certify that I have read and understand Lawrence W. Kelly & Associates, Inc. Code of Ethics and I recognize that I am subject to the Code. I have and will comply in all respects with the Code's requirements and I have disclosed or reported all personal securities transactions required to be disclosed or reported pursuant to the Code's requirements.



                              ---------------------------
                              (signature)

                              ---------------------------
                              (print name)


                              ---------------------------
                              (date)


PLEASE RETURN ONE EXECUTED COPY OF THE CODE OF ETHICS TO LAWRENCE W. KELLY. PLEASE RETAIN THE ADDITIONAL COPY OF THE CODE FOR YOUR REFERENCE.

                      LAWRENCE W. KELLY & ASSOCIATES, INC.

                           QUARTERLY SECURITIES REPORT

                   Report for the ____ Calendar Quarter, 20__

                                                        Nature of Transaction                   Nature of Ownership
                                                        (purchase, sale                         (e.g., direct,
                               Number of Shares         or other type of      Broker, Dealer    owned by spouse,
Date of     Issuer of Title of or Principal             acquisition or        or Bank Executing owned as
Transaction Security  Security Amount of Security Price disposition)          Transaction       beneficiary of trust)
----------- --------- -------- ------------------ ----- --------------------- ----------------- ---------------------


The above is a true and complete statement with respect to all transactions which the undersigned is required to report for the quarter indicated above.

                                     ----------------------
                                     Signature
                                     ----------------------
                                     Name of Reporting Person
Date submitted: _________, 20__      (Please Print)

                      LAWRENCE W. KELLY & ASSOCIATES, INC.

                          STATEMENT OF OWNERSHIP REPORT

                                                 Nature of Ownership
Issuer                   Number of Shares       (e.g., direct, owned
  of      Title of        or Principal           by spouse, owned as
Security  Security     Amount of Securities     beneficiary of trust)
--------  --------     --------------------     ---------------------




The above is a true and complete statement of all securities which I am deemed to beneficially own as of _____________, 20__ within the meaning of the term "beneficially own" as used in the CODE OF ETHICS OF LAWRENCE W. KELLY & ASSOCIATES, INC.



                              ---------------------------------
                              Signature


                              ----------------------------------
                              Name
                              (Please print)

Date submitted: _________________, 20___

                     STATEMENT OF BROKERAGE ACCOUNTS REPORT

     Set forth below is a list of all accounts holding securities or capable of holding securities in which I have a "beneficial interest" as defined in the Firm's Code of Ethics.

                                 *Brokerage
               Relation of       Firm, Bank
 Account      Account Owner       or Other            Date Account
  Name         to Employee    Custodian Account #     Established
 -------      -------------   -------------------     ------------




I hereby certify that the foregoing information is true and correct to the best of my knowledge and belief. I undertake to supplement the information set forth in this certificate if any changes in the information requested occur.



Date submitted:__________________   ______________________________
                                    Name_____________

                                                                     Exhibit p.5

                        CODE OF ETHICS REGARDING PERSONAL
                             SECURITIES TRANSACTIONS


I.   INTRODUCTION

     It is expected that all officers, directors, and employees will observe the highest possible standards of ethics and will so conduct their personal affairs to avoid any conflict, or appearance of conflict, with their duties for Todd Investment Advisors, Inc. In any situation where the potential for conflict exists, transactions for clients must take precedence over personal transactions. Recommendations to clients that have been made, or are under consideration, are confidential. In addition, the officers, directors, and employees of Todd Investment Advisors, Inc. must not use, or appear to use, their position as such to obtain any personal benefit from brokers or others seeking to do business with Todd Investment Advisors, Inc. Should any situation arise not specifically governed by this Code of Ethics, the general principles stated in this paragraph shall govern the resolution of the matter.

     Rules set forth herein are applicable to all officers, directors, and employees of Todd Investment Advisors, Inc., except that the requirements under the heading "Special Rules for Persons in Certain Sensitive Positions" apply only to the persons designated in that section.

     All rules apply to transactions in such person's own accounts and in accounts that such person "beneficially owns." A person is deemed to "beneficially own" accounts from which he or she derives economic benefit, including accounts of his or her spouse, minor children, family members sharing such person's home, and all other accounts over which such person exercises investment discretion or control, such as accounts that he or she is a trustee, custodian, or guardian.

     Violation of the Code of Ethics may result in civil and criminal liability, or both, under the federal security laws. In addition, any transaction that is considered to have been improper, or that appears improper in light of subsequent developments, even though proper when made, is subject to reversal. Compliance with the Code of Ethics is a condition of employment, and willful violation of this Code may be cause for termination of employment. Questions regarding this Code of Ethics, other than questions concerning particular transactions, should be directed to the President of Todd Investment Advisors, Inc. Questions concerning particular personal transactions should be directed as follows.

     This Code of Ethics must be read, acknowledged, and returned to the President of Todd Investment Advisors, Inc., by each officer, director, and employee of Todd Investment Advisors, Inc., and any other individuals covered hereby. A duplicate copy is included and should be retained for your reference.

II.  GENERAL RULES

     Transactions and reporting requirements apply to all publicly traded equity related securities, such as common stocks, convertible or participating debentures, and preferred stocks and options - except for shares in registered open-end investment companies. Reporting is also required with respect to transactions in bonds and transactions in commodity interests. The transaction and reporting requirements do not apply to U.S. government obligations, bankers' acceptances, banks' certificates of deposit, commercial paper, or options of futures on bond or stock market indices.

     "Hot New Issues" - Persons subject to this Code of Ethics may not purchase on the initial underwriting of new issues of securities for which the demand exceeds supply.

     Persons subject to this Code of Ethics may not purchase or hold, at any time, any security or other interest in any privately owned broker or dealer in securities. In addition, no person will be allowed to own more than 1% of any publicly traded broker or dealer in securities.

     Trading on "inside information" of any sort, whether obtained in the course of research activities, through a client relationship, or otherwise, is prohibited. (This would include trading in a security with respect to which either Todd Investment Advisors, Inc., or the person subject to the Code of Ethics who is trading has inside information.)

     Affiliation with investment clubs is prohibited.

III. TRANSACTION RULES

     A.   Applicable  to all stocks  (and  related  convertibles  and  options):
          Purchases or sales for Company personnel will be approved only if there are no conflicting orders pending for client accounts. A conflicting order is deemed to be any order for the same security or an option thereon that has not been fully executed.

     B. Applicable to Todd Investment Advisors, Inc., equity model portfolio stocks.

          1. No purchase of a stock added to the Todd Investment Advisors, Inc., equity model portfolio will be allowed for ten (10) business days following the addition.

          2. No sale of a Todd Investment Advisors, Inc., equity model portfolio stock down-rated to the point where it is intended to be sold promptly by a client's account will normally be allowed for ten (10) business days following the down-rating. (Exceptions may be allowed on a case-by-case basis in the event that client and fund sales have been completed prior to the expiration of the ten-day period.)

IV.  SPECIAL RULES FOR PERSONS IN SENSITIVE POSITIONS

     In addition to the results stated above, certain additional restrictions are applicable to all employees who are in a position to recommend and/or approve the purchase of a security by a client.

     Each such person owning a stock that he or she has recommended or approved for purchase by a client, or having an option position in such stock, must disclose the fact of his or her ownership or position to the President of Todd Investment Advisors, Inc. The President may require additional information as to any such ownership or position and may, in consultation with members of the Investment Committee, require sale of the stock or closure of the option position by such person to avoid the appearance of any impropriety. The Company shall maintain a written record of such disclosures and any actions taken in response to them.

V.   PRE-CLEARANCE REQUIREMENT

     Prior to executing personal transactions, each employee must get clearance from the trading department.

     The trading department will maintain a list of securities that have been added to or down-rated on the Todd Investment Advisors, Inc., equity model portfolio within the last ten (10) business days. The equity portfolio managers are responsible for prompt revision of the list to reflect changes as they occur. Personal securities transactions of each trader must be cleared with another member of the trading department. Persons engaging in securities transactions shall keep a personal record of the person pre-clearing each transaction, the date of such pre-clearance, the time, and nature of such transaction.

VI.  REPORTING

     All securities transactions must be reported to the President quarterly, based upon the following schedule:

               First Quarter  -     April 10
               Second Quarter -     July 10
               Third Quarter  -     October 10
               Fourth Quarter -     January 10

     Each report shall be in the form of the quarterly securities report (attached) and must be received by the president by the date indicated above. A report must be filed for each quarter, regardless of whether any security transactions have occurred. The reporting person must sign the report, which must include all transactions and accounts that such reporting persons "beneficially own." The reporting person may seek to disclaim beneficial ownership in a particular transaction on the report, stating in the report the reason for such disclaimer.

     In addition, all reporting persons are required to file, with the President, an initial ownership report in the form of the statement of ownership report attached to the Code of Ethics. This report shall be a statement of the issuer and title of securities owned by the employee (and the nature of such ownership) as of May 1, 1990, and must be filed with the President no later than May 30, 1990. Each new officer, director, employee of Todd Investment Advisors, Inc., hereinafter shall be required to file such statement of ownership report upon employment with the Company as of the date of such employment.

VII. ACKNOWLEDGMENT

     I acknowledge that I have read and understand this Code of Ethics, and I agree to comply with its requirements.



--------------------------------          ------------------------------
Signature                                 Date

                SUPPLEMENT TO OUR CODE OF ETHICS

                                                               November 30, 1999

I.   MUTUAL FUNDS

Code of Ethics Regarding Todd Investment Advisors Role as a Sub-Advisor to the Investment Advisor of A Mutual Fund

As a sub-advisor to one or more investment advisors of mutual funds, we at Todd Investment Advisors are regulated in the same manner as advisory relationships directly between a fund and its primary investment advisor. Thus, we are included in the definition of "Investment Advisor" under Section 2(a)(20)(b) of the 1940 Act.

Under Section 15(a) of the Act, any advisory agreement we have must describe all compensation to be paid to us as sub-advisor. The agreement must also provide it will continue for more than two years after its initial execution only if such continuance is proved annually by the Fund's Board. The contract must also provide that the Fund's Board or its shareholders may terminate it any anytime, without penalty on 60 days written notice to the advisor. Finally, the contact must provide for its automatic termination in the event of an assignment of the contract.

Under Section 36(a) of the Act, we, as sub-advisor, are deemed to have a fiduciary relationship with respect to the Fund and its shareholders.

As a sub-advisor, we are also considered an "affiliated person" with respect to transaction restrictions.

It is important that any agreement we have as sub-advisor clearly set forth the responsibilities we have with respect to the particular mutual fund. For example, the agreement should state that we will manage the portfolio in compliance with the restrictions set forth in the Fund's prospectus; any instructions received from the primary advisor; the requirements of applicable laws; and the terms of any forms of regulatory relief on which the Fund is relying. The agreement should also state that we have a responsibility to maintain certain records under the 1940 Act. In the agreement, we as sub-advisors should also agree to make periodic reports to the advisor regarding compliance and performance issues. We should also agree to cooperate with the Fund's auditors and also with preparation and execution of any SEC filings.

It is important that, as a sub-advisor, we should be very familiar with investment policies and restrictions of the particular Fund, as well as applicable provisions of the Federal Securities Laws that may affect the manner in which we can manage the Fund assets. Where possible, whenever we act as sub-advisor, we should try to make sure that an in-person presentation will be periodically made to the Fund's Board, at which time we as sub-advisor would discuss our investment methodology and our experience in advising other clients, including any other registered funds. This meeting should also provide the Fund's Board with opportunity to ask us about our compliance capabilities.

While it is not necessary for us as sub-advisor to follow the same Code of Ethics used by the primary advisor, henceforth, we will seek approval of the Code followed by us as sub-advisor, by the Fund's Board and material personal trading issues should be reported to the primary Advisor and the Fund's Board on an on-going basis. This should include a statement furnished by us to the primary advisor that there has been no "front running" by any employees of Todd in any securities held by the Fund.

We should also make sure that scheduled periodic meetings take place between our investment people and those employed by the primary advisor to review the responsibility of each of us and discuss operational issues that may have arisen. It is vital that we keep open lines of communication between us.

In most circumstances, it is advisable for us to fill out, each month, a compliance checklist (See Exhibit A), which indicates whether or not the Fund's investment objectives, or any of its investment restrictions and policies were violated in the preceding months. It should also note the steps that were taken in response to such violations. The checklist should also include representations that we as a sub-advisor have not caused the Fund to violate applicable provisions of the 1940 Act and other Federal Securities Laws. When a violation of a Fund's policy or applicable has occurred as a result of an investment that we have made, we should describe the violation and the measures that have been taken to reasonably ensure that such a violation does not occur again. These checklists should be provided to the Fund's Board at its quarterly meetings.

We should make sure that the compliance department of the primary advisor clearly understands their role in overseeing the day-to-day operation of us as sub-advisor, as such operations relate to our management of their Fund. It is essential that open lines of communication be established and maintained between the primary advisor and us. These policies are necessary to ensure compliance with the Securities Laws related to mutual funds. It is particularly important because of the fact that the primary advisor will invariably be located in a distant city.

II.  PERSONAL TRANSACTIONS

Supplement to Todd Investment Advisors Code of Ethics Regarding Personal Securities Transactions (November 30, 1999)

The following is a supplement to our original Code of Ethics on this subject, which was prepared in May, 1990.

The SEC, in August 1999, issued a regulation that further restricts personal trading by mutual fund portfolio managers and investment advisors. Since we have recently become sub-advisor of several such mutual funds, these rules apply to us. The SEC stated: "These amendments will help ensure that the personal trading of mutual fund insiders does not compromise the interest of mutual fund shareholders. If we, nonetheless discover abusive trading, it can be expected that the Commission will take enforcement actions where necessary to protect investors."

All Todd Employees Affected

The new amendments to the personal trading rule apply to all employees of Todd Investment Advisors forthwith and cover the following four areas.

Four Areas Covered

Increased Oversight by Fund Board of Directors - Henceforth, the Fund's board of directors must (1) approve the fund's code of ethics, as well as the codes of any investment adviser or principal underwriter to the fund, and (2) review annual reports from the fund, and any investment adviser or principal underwriter to the fund, regarding issues that have arisen under the codes during the past year.

Improved Reporting Requirements - "Access persons" must provide an initial report of their securities holdings to their employers when they become access persons and annual reports thereafter (in addition to the transaction reports currently required.)

Pre-clearance Required for and Private Placements - Portfolio managers and others who participate in the fund's investment decisions must obtain advance approval for any investment in private placement.

Public Disclosure - Funds must disclose, as part of their registration statements: (1) the fund's policy on employees' personal investment activities, as well as the policies of any investment adviser or principal underwriter to the fund; and (2) a copy of the fund's code of ethics and the codes of any investment adviser or principal underwriter to the fund.

Initial Public Offerings

Historically, we have stated that Todd Investment Advisors personnel may not purchase IPOs for which demand exceeds supply ("hot issues"). Todd Investment Advisors hereby modifies this restriction to state that no Todd employee can purchase any security in an Initial Public Offering, in order to preclude any possibility of their profiting improperly from their positions with an advisor. The rare exception to this restriction would be circumstances whereby Todd personnel cannot profit improperly from their position, such as depositor in a savings and loan association, which is converting from a mutual to a stock form of ownership. In those circumstances, such a transaction requires prior written approval of the CEO of Todd.

Private Placements

Todd hereby requires prior written approval of the CEO of any acquisition of securities by Todd personnel in a private placement. Such prior approval will take into account, among other factors, whether the investment opportunity should be reserved for clients, and whether the opportunity is being offered to an individual by virtue of his or her position with the advisor. Todd personnel who have been authorized to acquire securities in a private placement are required to disclose that investment when they play a part in any client's subsequent consideration of an investment in the issuer. In such circumstances, the decision to purchase securities of the issuer for the client is subject to an independent review and written approval by senior personnel of Todd, who have no personal interest in the issuer.

Blackout Periods

In the past, purchases or sales for Todd personnel have been approved only if there are no conflicting orders pending for client accounts. This rule is hereby tightened up to specify that no Todd personnel can execute personal transactions for a security within 24 hours in which any client has a pending "buy" or "sale" order in that same security until that order is executed or withdrawn. At this time, we do not consider it necessary to install a more lengthy blackout period (a prescribed number of calendar days before and after client trades). At some future point, we may decide to install a longer blackout period if the growth or administrative complexity of the firm makes the limitations of the current rule difficult to administer without benefit of a lengthy blackout.

Transaction Reporting

In the past, all security transactions and pre-clearance statements have been required from all employees to the President quarterly by the 10th of the month following quarter end. Henceforth, such transaction reports should instead be submitted monthly by the 10th of the following month, commencing January 1, 2000. Any employee who fails to return the transaction report by the 10th of the month following the month in question will be required to pay a $50 late fee.

Records of Securities Transactions

In addition to the securities report, we now require the following each month:

     All employees will submit by the 20th of the month following the month in question, to Jennifer Doss, copies of periodic statements for all securities accounts. Those who fail to supply these statements by the 20th of the month will be charged a $50 late fee. The asset statement can instead by furnished quarterly in those instances where the Todd employee does not receive such statements monthly.

Restrictions on Political Contributions

Todd Investment Advisors condemns "pay-to-play" practices and therefore, neither Todd Investment Advisors nor any of its employees or family members are to make political contributions to candidates for political office who could influence the selection of investment advisors by public funds. In August, 1999, the SEC proposed a rule that would prohibit an advisor from providing his services to a government client for two years after contributions are made to State and Local officials (and candidates for their positions) who are able to influence the selection of an advisor. We concur with the De minimis exception which states that the two-year timeout does not apply to contributions of $250 or less made to a candidate for whom the person making the contribution can vote. Todd employees are also prohibited from soliciting campaign contributions for those elected officials able to influence the selection of any advisor.

All employees of Todd are required to keep records of their political contributions and to submit this information monthly to Jennie Doss, Compliance Officer.

Compliance Officer

Jennifer Doss, as Compliance Officer, is responsible for receiving the required reports monthly from each Todd employee. She is expected to report such compliance to the CEO of Todd by the 30th of the month.

III. MISCELLANEOUS

Gifts

All investment personnel of Todd are prohibited from accepting any gifts or other thing of more than de minimis value from any person or entity that does business with or on behalf of Todd.

Services as a Director

Because of the high potential for conflict of interest and insider trading problems, Board membership by Todd personnel should be carefully scrutinized and subject to prior approval. In a relatively small number of instances in which Board service is authorized, investment personnel serving as Directors are prohibited from making recommendations for purchase or sale of that security for clients or for Todd personnel. No opinion as to the attraction, or lack there of, of that security should be given; in other words, a "Chinese Wall" should exist.

Prohibition Against Use of Material Non-Public Information

No employee, nor any member of his/her family is allowed to trade in a security while in possession of, nor communicate, material non-public information. Such a practice is a serious violation of the rules of AIMR, the CFA, and Rule 10(b) of the Securities and Exchange Commission.

IV.  ANNUAL CERTIFICATION

Certification of Compliance with Codes of Ethics:

Access persons, namely all Todd personnel, should annually certify that they have read, understood, and complied with the Code of Ethics. This statement should be submitted to the Compliance Officer in writing by the 10th of January each year.

ACKNOWLEDGMENT

     I acknowledge that I have read and understand this Supplement to Our Code of Ethics, and I agree to comply with its requirements.



-----------------------------------------  ------------------------------
Signature                                  Date

                                                                      Exhibit 99

WILLIAM M. CAMERON ("WMC")                                                  LYNDA L. CAMERON ("LLC")
-------------------------------------------------------------------------------------------------------------------------
American Fidelity Property                                                  First Fidelity Bancorp, Inc.
Company of North Carolina, Inc.                                             49% - OK
100% - NC                                                                   73-1176204
73-1386433
===================================                                         ---------------------------------------------
First Fidelity Bancorp, Inc.                                                First Fidelity Bank, NA
49% - OK                                                                    100%
73-1176204                                                                  73-1100200
-----------------------------------                                         ---------------------------------------------
First Fidelity Bank, NA                                                     First Fidelity Financial Services, Inc.
100%                                                                        100% - OK
73-1100200                                                                  73-1585480
-----------------------------------                                         =============================================
First    Fidelity   Financial                                               Cameron Equestrian Center, Inc.
Services, Inc.                                                              100% - OK
100% - OK                                                                   73-1289555
73-1585480                                                                  ---------------------------------------------
-----------------------------------                                         Cameron Arabian, Inc.
                                                                            100% - OK
                                                                            73-1315467
============================------------------------------------------------=============================================
                               Cameron Associates, Inc.
                               50% WMC; 50% LLC - OK
                               73-1533495
-------------------------------------------------------------------------------------------------------------------------
                               **Cameron Enterprises,
                               A Limited Partnership (CELP) - OK
                               73-1267299
-------------------------------------------------------------------------------------------------------------------------
                               American Fidelity Corp. (AFC)
                               94.0% - NV
                               73-0966202
-------------------------------------------------------------------------------------------------------------------------
Market Place  *Security General                               American      American
Realty Corp.  Life Ins. Co. (SGL)                             Fidelity      Mortgage &
(MPRC)        100% - OK                                       Assurance Co. Investment Co.
100% - OK     73-0741925                                      (AFA)         (AMICO)
73-1160212    NAIC #68691                                     100% - OK     98.7% - OK
                                                              73-0714500    73-1232134
                                                              NAIC #60410
-------------------------------------------------------------------------------------------------------------------------
Education     Concourse C,     American Fidelity              ASC Holding,  American         American Fidelity
World, Inc.   Inc.             Property Co. (AFPC)            L.L.C.        Public           International Holdings, Inc.
100% - OK     100% - OK        100% - OK   73-1575531         75% - OK      Holdings,        100% - OK
73-1505641    73-1575531       73-1290496                     73-1528120    Inc.             73-1421879
                                                                            100% - MS
                                                                            64-0874171
=========================================================================================================================
                               *American Fidelity Assurance Co. (AFA)
                               100% - OK
                               73-0714500
                               NAIC #60410
-------------------------------------------------------------------------------------------------------------------------
AF            Senior           American       Balliet's,      Apple         American         First Financial
Apartments,   Partners, LLC    Fidelity       L.L.C.          Creek         Fidelity Ltd.    Securities of
Inc.          50% - OK         Securities,    75% - OK        Apartments,   Agency, Inc.     America, Inc.
100% - OK     73-1559624       Inc. (AFS)     73-1529608      Inc.          AFLA)            100% - TX
73-1512985                     (AFS)                          100% - OK     100% - OK        76-0055292
                               100% - OK                      73-1408485    73-1352430
                               73-0783902
=========================================================================================================================
                               Concourse C, Inc.
                               100% - OK
                               73-1575531
-------------------------------------------------------------------------------------------------------------------------
              EnrollCom, Inc.  Concourse Two, Inc.            Concourse
              100% - OK        100% - OK                      Three, Inc.
              73-1575385       73-1583667                     100% - OK
                                                              73-1583669
=========================================================================================================================
                               American Fidelity Property Co. (AFPC)
                               100% - OK
                               73-1290496
-------------------------------------------------------------------------------------------------------------------------
              Home Rentals,    Western Partners, LLC          Broadway Tech,
              Inc.             100% - OK                      Inc.
              100% - OK        73-1544275                     100% - OK
              73-1364266
=========================================================================================================================
                               ASC Holding, L.L.C.
                               75% - OK
                               73-1528120
-------------------------------------------------------------------------------------------------------------------------
              InvesTrust,      Oklahoma @ Data Services       Asset Services
              N.A.             100% - OK                      Co., L.L.C.
              100% - OK        73-1590280                     100% - OK
              73-1546867                                      73-1547246
=========================================================================================================================
                               American Fidelity International Holdings, Inc.
                               100% - OK
                               73-1421879
-------------------------------------------------------------------------------------------------------------------------
              American Fidelity Offshore      American Fidelity
              Investments, Ltd.               Care, LLC
              100% - Bermuda                  33% - OK
              NAIC #20400                     73-1424864
              Reg. #EC20754
=========================================================================================================================
                               Senior Partners, LLC
                               50% - OK
                               73-1559624
-------------------------------------------------------------------------------------------------------------------------
              Bordeaux, LLC                   Vineyard Cottages,
              75% - OK                        LLC
              73-1559626                      66.7% - OK
                                              73-1559625
=========================================================================================================================
                               American Fidelity Ltd. Agency, Inc. (AFLA)
                               100% - OK
                               73-1352430
-------------------------------------------------------------------------------------------------------------------------
                               American Fidelity General Agency, Inc.
                               (AFGA) - 100% - OK
                               73-1352431
-------------------------------------------------------------------------------------------------------------------------
                               American Fidelity General Agency of Alabama, Inc.
                               100% - AL
                               74-2945370
=========================================================================================================================
                               American Fidelity Offshore Investments, Ltd.
                               100% - Bermuda
                               NAIC #20400
                               Reg. #EC20754
-------------------------------------------------------------------------------------------------------------------------
American      ***American      ***Covenant    ***Pacific       ***American  Mari El
Fidelity      Fidelity         Underwriters   World Holdings,  Fidelity     Development
International (China), Ltd.    (Bermuda) Ltd. Ltd.             (Cypress)    Corporation
(Bermuda)     93% - Bermuda    Ltd.           55% - Labuan     Ltd.         Limited
Ltd.                           33.33% -                        99% -        51.3% -
100% -                         Bermuda                         Republic of  Republic of
Bermuda                                                        Cyprus       Cyprus
Reg #28402                                                                  Reg. #7035 - AFOI
=========================================================================================================================
                               ***American Fidelity (Cypress) Ltd.
                               99% - Republic of Cyprus
-------------------------------------------------------------------------------------------------------------------------
                               ***Soyuznik Insurance Co
                               34% - Russian Federation
=========================================================================================================================
                               American Public Holdings, Inc. (APH)
                               100% - MS
                               64-0874171
-------------------------------------------------------------------------------------------------------------------------
              *American Public                DentaCare Marketing           Greater South
              Life Ins. Co.                   & Administration,             Insurance Co.
              (APLICO)                        Inc. (DCM&A)                  (GSIC)
              100% - MS                       100% - LA                     100% - MS
              64-0349942                      72-1251800                    64-0874171
              NAIC #60801

              WILLIAM M. CAMERON ("WMC")/LYNDA L. CAMERON ("LLC")

              Cameron Associates, Inc.
              50% WMC; 50% LLC - OK
              73-1533495

              **Cameron Enterprises,
              A Limited Partnership (CELP) - OK
              73-1267299
=========================================================================================================================
                                              CELP Ltd. Agency, Inc.
                                              100% - OK
                                              73-1369092
=========================================================================================================================
                                              North American Ins. Agency, Inc. (NAIA)
                                              100% of Special Stock - OK
                                              73-0687265
-------------------------------------------------------------------------------------------------------------------------
Agar Ins. Agency, Inc.         North American Ins. Agency     N.A.I.A. of Louisiana, Inc.
95.4% - OK                     of  Colorado, Inc.             100% - LA
73-0675989                     100% - CO                      72-0761691
                               84-0599059

North American Insurance       North American Ins.            North American Ltd.            N.A.I.A. Ins.
Insurance Agency of            Agency of Tulsa, Inc.          Agency, Inc.                   Agency, Inc.
New Mexico, Inc.               100% - OK                      100% - OK                      100% - OK
100% - NM                      73-0778755                     73-1356772                     73-1527682
85-0441542
=========================================================================================================================


*    Insurance Company
**   A Limited Partnership
***  No tax or registration numbers

NOTE: All  of the above  organizations are corporations that have the word
      Company, Inc., or Corp. The above organizations which have the letters L.L.C. or L.C. are limited liability companies.